Exhibit 99.3

Bezeq The Israel Telecommunication
Corporation Limited

Part C:
Consolidated Financial Statements
for the Year Ended
December 31, 2014

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Contents	Page

Consolidated Financial Statements as at  December 31, 2014

Somekh Chaikin 8 Hartum Street, Har Hotzvim PO Box 212, Jerusalem 91001 Israel	Telephone Fax Internet	972 2 531 2000 972 2 531 2044 www.kpmg.co.il

Auditors' Report to the Shareholders of

"Bezeq" the Israeli Telecommunication Corporation Ltd.

We have audited the accompanying consolidated statements of financial position of “Bezeq" the Israeli Telecommunication Corporation Ltd. (hereinafter “the Company”) as of December 31, 2014 and 2013 and the consolidated income statements, statements of comprehensive income, statements of changes in shareholders’ equity and statements of cash flows, for each of the three years, in the period ended December 31, 2014. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We did not audit the financial statements of certain consolidated subsidiaries whose assets constitute approximately 1.2% and 1.8% of the total consolidated assets as of December 31, 2014 and 2013, respectively, and whose revenues constitute approximately 1.2%, 1.6% and 1.9% of the total consolidated revenues for the years ended December 31, 2014, 2013 and 2012, respectively. The financial statements of those companies were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to amounts emanating from the financial statements of such companies, is based solely on the reports of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards in Israel, including standards prescribed by the Auditors Regulations (Manner of Auditor's Performance) - 1973. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management of the Company, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and on the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries as of December 31, 2014 and 2013 and their results of operations, changes in equity and cash flows, for each of the three years in the period ended December 31, 2014, in accordance with International Financial Reporting Standards (IFRS) and in accordance with the Securities Regulations (Annual Financial Statements) - 2010.

We have audited, in accordance with Auditing Standards of the Public Company Accounting Oversight Board (United States) the Internal Control over Financial Reporting of “Bezeq” the Israeli Telecommunication Corporation Ltd. as of December 31, 2014, and our report dated March 25, 2015 expressed an unqualified opinion on the effectiveness of internal control over financial reporting of “Bezeq” the Israeli Telecommunication Corporation Ltd.

Without qualifying our abovementioned opinion, we draw attention to lawsuits filed against the Company and its Subsidiaries which cannot yet be assessed or the exposure in respect thereof cannot yet be calculated, as set forth in Note 15.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
March 25, 2015

Consolidated Financial Statements as at  December 31, 2014

Somekh Chaikin 8 Hartum Street, Har Hotzvim PO Box 212, Jerusalem 91001 Israel	Telephone Fax Internet	972 2 531 2000 972 2 531 2044 www.kpmg.co.il

Auditor’s Attestation Report

The Board of Directors and Stockholders

"Bezeq"- The Israel Telecommunication Corporation Ltd.

We have audited "Bezeq"- The Israel Telecommunication Corporation Ltd.’s  (hereinafter “The Company”) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management‘s Annual Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Consolidated Financial Statements as at  December 31, 2014

We also have audited, in accordance with generally accepted auditing principles in Israel, the consolidated balance sheets of the Company and its subsidiaries  as of December 31, 2014, and 2013, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2014, and our report dated March 25, 2015 expressed an unqualified opinion on those consolidated financial statements with an explanatory paragraph referring to Note 15 regarding the claims made against the Company and its subsidiaries for which at this point the exposure cannot be assessed or calculated.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants

Jerusalem, Israel
March 25, 2015

Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

Consolidated Financial Statements as at  December 31, 2014

Consolidated Statements of Financial Position as at December 31

		2014	2013
Assets	Note	NIS million	NIS million

Cash and cash equivalents	2.3, 3	660	610
Investments, including derivatives	2.3, 4	2,223	1,132
Trade receivables	2.3, 5	2,227	2,651
Other receivables	2.3, 5	238	344
Inventory	2.9	96	117
Assets classified as held for sale	2.5	22	66
Total current assets		5,466	4,920

Trade and other receivables	2.3, 5	566	652
Property, plant and equipment	2.4, 7	6,079	5,973
Intangible assets	2.6, 8	1,793	2,060
Deferred and other expenses	2.8, 9	253	261
Investments in equity-accounted investees (mainly loans)	2.1.5, 10	1,057	1,015
Investments	2.3, 4	99	81
Deferred tax assets	2.15, 6	-	60
Total non-current assets		9,847	10,102

Total assets		15,313	15,022

Consolidated Financial Statements as at  December 31, 2014

Consolidated Statements of Financial Position as at December 31 (Contd.)

		2014	2013
	Note	NIS million	NIS million

Debentures, loans and borrowings	2.3, 11	1,481	1,136
Trade payables	12	664	719
Other payables, including derivatives	12	710	707
Current tax liabilities		600	523
Provisions	2.12, 13	62	125
Employee benefits	2.11, 14	259	257
Total current liabilities		3,776	3,467

Loans and debentures	2.3, 11	8,606	8,691
Employee benefits	2.11, 14	233	234
Provisions	2.12, 13	69	68
Deferred tax liabilities	2.15, 6	17	55
Derivatives		94	11
Deferred income and others		77	73
Total non-current liabilities		9,096	9,132

Total liabilities		12,872	12,599

Total equity	18	2,441	2,423

Total liabilities and equity		15,313	15,022

/s/ Shaul Elovitch	/s/ Stella Handler	/s/ David (Dudu) Mizrahi
Shaul Elovitch	Stella Handler	David (Dudu) Mizrahi
Chairman of the Board of Directors	CEO	Deputy CEO and CFO
Directors

Date of approval of the financial statements: March 25, 2015

The attached notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements as at  December 31, 2014

Consolidated Statements of Income for the Year Ended December 31

		2014	2013	2012
	Note	NIS million	NIS million	NIS million
Revenues	2.13, 19	9,055	9,563	10,278
Costs of activity
Depreciation and amortization	2.4, 7, 8, 9	1,281	1,311	1,436
Salaries	20	1,768	1,872	1,976
General and operating expenses	21	3,366	3,576	3,953
Other operating income, net	22	(586)	(15)	(128)
		5,829	6,744	7,237

Operating profit		3,226	2,819	3,041
Financing expenses	2.14, 23
Financing expenses		486	573	649
Financing income		(356)	(428)	(498)
Financing expenses, net		130	145	151

Profit after financing expenses, net		3,096	2,674	2,890
Share in losses of equity-accounted investees	2.1.5, 10	170	252	245
Profit before income tax		2,926	2,422	2,645
Income tax	2.15, 6	815	651	778
Profit for the year		2,111	1,771	1,867

Attributable to:
Shareholders of the Company		2,111	1,771	1,861
Non-controlling interests		-	-	6
Profit for the year		2,111	1,771	1,867
Earnings per share (NIS)	25
Basic and diluted earnings per share		0.77	0.65	0.68

The attached notes are an integral part of these consolidated financial statements

Consolidated Financial Statements as at  December 31, 2014

Consolidated Statements of Comprehensive Income for the Year Ended December 31

	2014	2013	2012
	NIS million	NIS million	NIS million

Profit for the year	2,111	1,771	1,867

Items of other comprehensive income (net of tax) (including hedging transactions and actuarial gains)	(36)	6	(27)
Total comprehensive income for the year	2,075	1,777	1,840
Attributable to:
Shareholders of the Company	2,075	1,777	1,834
Non-controlling interests	-	-	6
Total comprehensive income for the year	2,075	1,777	1,840

The attached notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements as at  December 31, 2014

Comprehensive Statements of Changes in Equity for the Year Ended December 31

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total	Non-controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

	Attributable to shareholders of the Company

Balance as at January 1, 2012	3,826	68	220	390	(2)	(1,860)	2,642	38	2,680

Income in 2012	-	-	-	-	-	1,861	1,861	6	1,867
Other comprehensive loss for the year, net of tax	-	-	-	-	(7)	(20)	(27)	-	(27)
Total comprehensive income for 2012	-	-	-	-	(7)	1,841	1,834	6	1,840
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(2,071)	(2,071)	-	(2,071)
Share-based payments	-	-	72	-	-	-	72	-	72
Exercise of options for shares	11	32	(36)	-	2	-	9	6	15
Acquisition of non-controlling interests	-	-	-	-	(31)	-	(31)	(46)	(77)
Distribution to holders of non-controlling interests, net	-	-	-	-	-	-	-	(4)	(4)
Balance as at December 31, 2012	3,837	100	256	390	(38)	(2,090)	2,455	-	2,455
Income in 2013	-	-	-	-	-	1,771	1,771	-	1,771
Other comprehensive income (loss) for the year, net of tax	-	-	-	-	(16)	22	6	-	6
Total comprehensive income for 2013	-	-	-	-	(16)	1,793	1,777	-	1,777
Transactions with shareholders recognized directly in equity
Dividends to Company shareholders (Note 18.2.3)	-	-	-	-	-	(1,830)	(1,830)	-	(1,830)
Share-based payments	-	-	29	-	-	-	29	-	29
Exercise of options for shares	5	43	(43)	-	-	-	5	-	5
Increase in the rate of holding in a subsidiary	-	-	-	-	(13)	-	(13)	-	(13)
Balance as at December 31, 2013	3,842	143	242	390	(67)	(2,127)	2,423	-	2,423

Consolidated Financial Statements as at  December 31, 2014

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total	Non-controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

	Attributable to shareholders of the Company

Income in 2014	-	-	-	-	-	2,111	2,111	-	2,111
Other comprehensive income (loss) for the year, net of tax	-	-	-	-	(38)	2	(36)	-	(36)
Total comprehensive income for 2014	-	-	-	-	(38)	2,113	2,075	-	2,075
Transactions with shareholders recognized directly in equity
Dividends to Company shareholders (Note 18.2.3)	-	-	-	-	-	(2,069)	(2,069)	-	(2,069)
Share-based payments	-	-	(1)	-	-	-	(1)	-	(1)
Exercise of options for shares	13	110	(110)	-	-	-	13	-	13
Balance as at December 31, 2014	3,855	253	131	390	(105)	(2,083)	2,441	-	2,441

The attached notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements as at December 31, 2014

Consolidated Statements of Cash Flows for the Year Ended December 31

		2014	2013	2012
	Note	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the year		2,111	1,771	1,867
Adjustments:
Depreciation and amortization	7,8,9	1,281	1,311	1,436
Profit from sale of the shares of Coral Tell Ltd.	10.2.2	(582)	-	-
Share in losses of equity-accounted investees	10	170	252	245
Financing expenses, net		229	278	291
Capital gain, net	22	(175)	(159)	(150)
Share-based payments	24	(1)	29	72
Income tax expenses	6	815	651	778
Miscellaneous		(7)	(22)	-

Change in inventory		28	9	74
Change in trade and other receivables	5	549	646	505
Change in trade and other payables	12	(39)	27	(233)
Change in provisions	13	(63)	(29)	(34)
Change in employee benefits	14	3	2	(144)
Change in other liabilities		4	11	(31)
Net income tax paid		(527)	(625)	(662)
Net cash from operating activities		3,796	4,152	4,014
Cash flow used for investing activities
Net consideration for the sale of Coral Tell Ltd. shares	10.2.2	596	-	-
Investment in intangible assets and deferred expenses	8,9	(194)	(186)	(269)
Proceeds from the sale of property, plant and equipment		230	312	305
Acquisition of financial assets held for trading and others		(2,720)	(1,570)	(2,527)
Proceeds from the sale of financial assets held for trading and others		1,635	1,528	2,396
Purchase of property, plant and equipment	7	(1,081)	(1,042)	(1,271)
Proceeds from disposal (acquisition) of long-term investments		(19)	9	100
Miscellaneous		7	32	29
Net cash used for investing activities		(1,546)	(917)	(1,237)
Cash flows used in financing activities
Issue of debentures and receipt of loans	11	1,446	1,364	650
Repayment of debentures and loans	11	(1,149)	(1,120)	(720)
Dividends paid	18	(2,069)	(2,830)	(3,071)
Interest paid		(431)	(453)	(464)
Increase in the rate of holding in a subsidiary		-	(50)	(77)
Miscellaneous		3	(2)	19
Net cash used for financing activities		(2,200)	(3,091)	(3,663)

Increase (decrease) in cash and cash equivalents, net		50	144	(886)
Cash and cash equivalents as at January 1		610	466	1,352
Cash and cash equivalents as at the end of the year		660	610	466

The attached notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements as at December 31, 2014

Notes to the Consolidated Financial Statements as at December 31, 2014

1.	Basis of Preparation

1.1.	Definitions

In these financial statements:

The Company: Bezeq The Israel Telecommunication Corporation Limited

The Group: Bezeq The Israel Telecommunication Corporation Limited and its subsidiaries, as follows:

Subsidiaries: Companies, the financial statements of which are fully consolidated, directly or indirectly, with the financial statements of the Company, as set out in Note 10.2.

Associates: Companies in which the Group’s investment is included, directly or indirectly, in the consolidated financial statements on the equity basis, including DBS Satellite Services (1998) Ltd. and other associates that are not material. See also Note 10.1.

Investees: Subsidiaries or associates

Related parties: As defined in IAS 24, Related Party Disclosures

Interested parties: As defined in paragraph (1) of the definition of an “interested party” in section 1 of the Securities Law, 1968

1.2.	Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in accordance with the Securities Regulations (Annual Financial Statements), 2010

The consolidated financial statements were approved by the Board of Directors on March 25, 2015.

1.3.	Functional currency and presentation currency

The consolidated financial statements are presented in NIS, which is the Group’s functional currency, and have been rounded to the nearest million. The NIS is the currency that represents the principal economic environment in which the Group operates.

1.4.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

*	Financial instruments, including financial derivatives, at fair value through profit or loss

*	Financial assets classified as available-for-sale at fair value

*	Inventories measured at the lower of cost and net realizable value

*	Equity-accounted investments

*	Deferred tax assets and liabilities

*	Provisions

*	Assets and liabilities for employee benefits

*	Liabilities for cash-settled share-based payment arrangements

For further information about the measurement of these assets and liabilities see Note 2, Significant Accounting Policies.

Notes to the Consolidated Financial Statements as at December 31, 2014

1.5.	Operating cycle

The Group’s operating cycle is up to one year. As a result, current assets and current liabilities include items the realization of which is intended and anticipated to take place within one year from the date of the financial statements.

1.6.	Classification of expenses recognized in the statement of income

Costs and expenses in the statement of income are presented and analyzed on the basis of the function of the expenses. The classification is compatible with the understanding of the Group’s businesses, which address a wide range of services using common infrastructure. All of the costs and expenses are used to provide services.

1.7.	Use of estimates and judgment

1.7.1
The preparation of financial statements in conformity with IFRS requires the Group's management to make judgments and use estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Company prepares the estimates on the basis of past experience. In exercising its judgment when making the estimates, management relies on experience, various facts, external circumstances, and reasonable assumptions according to the relevant circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant estimates and judgments and for which changes in the assessments and assumptions could potentially have a material effect on the financial statements:

Subject	Principal assumptions	Possible effects	Reference

Useful life of property, plant and equipment and intangible assets	Assumptions of the useful life of groups of property, plant and equipment and intangible assets	Change in the value of property, plant and equipment and intangible assets and in depreciation and amortization expenses	Notes 7 and 8
Deferred taxes	Assumption of projected future realization of the tax asset	Recognition or reversal of deferred tax asset in profit or loss	Note 6
Uncertain tax positions
The extent of the certainty that the Group’s tax positions will be accepted (uncertain tax positions) and the risk of it incurring any additional tax and interest expenses. This is based on an analysis of a number of matters including interpretations of tax laws and the Group’s past experience
		Recognition or reversal of income tax expenses	Note 6
Provisions and contingent liabilities	Assessment of the likelihood of claims against Group companies and measuring potential liabilities attributable to claims	Reversal or creation of a provision for a claim and recognition of income/expenses respectively	Note 13 and Note 15
Measurement of recoverable amounts of cash-generating units that include goodwill	Assumption of expected cash flows from cash-generating units	Recognition of impairment loss	Note 8.2
Provision for doubtful debts	Assessment of the risk of non-collection of trade receivables	Recognition or reversal of doubtful debt expenses and recognition of lost debt expenses	Note 5
Post-employment employee benefits	Actuarial assumptions such as discount rate, future salary increases and churn rate	Increase or decrease in the post-employment defined benefit obligation	Note 14
Indications of investment impairment in an associate and of cash-producing units	Indications of impairment	Recognition of loss from investment impairment in an associate or a cash-producing unit.	Note 10

Notes to the Consolidated Financial Statements as at December 31, 2014

1.7.2
Change in estimates

In November 2014, the Israel Securities Authority published an accounting staff position paper regarding the existence of a deep market for high quality corporate debentures in Israel (“the Position Paper”), for the purpose of determining the discount rate to measure employee benefits in accordance with IAS 19, Employee Benefits. According to the Position Paper, the Company measured long-term employee obligations and obligations for severance benefits as at December 31, 2014, using the discount rate based on the yield on high-quality corporate debentures instead of the yield on government bonds. The difference between the interest rates is 1.1%. The change in estimate will be applied prospectively in accordance with the Position Paper. The effect of the change on the financial statements is reflected in a decrease of NIS 33 million in liabilities as at December 31, 2014, recognized against other comprehensive income and a decrease of NIS 28 million in liabilities as at December 31, 2014 for other long-term employee benefits, recognized in profit or loss.

1.7.3
Determining fair value

When preparing the financial statements, the Group is required to determine the fair value of certain assets and liabilities. Further information about the assumptions made in determining fair values is disclosed in Note 28.7 regarding fair value.

1.8.	Changes in accounting policies

As from January 1, 2014, the Group applies the amendment to IAS 32, Financial Instruments: Presentation, which refers to offsetting financial assets and financial liabilities. Application of the amendment to IAS 32 did not have a material effect on the Group's financial statements.

2.	Significant Accounting Policies

The accounting policies set out below have been applied consistently by Group entities for all periods presented in these consolidated financial statements, except as described in the section referring to changes in accounting policy in Notes 1.7.2 and 1.8 above.

2.1.	Consolidation of the financial statements and investments in associates

2.1.1
Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date of loss of control.

Control exists when the Group is exposed, or has rights, to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Group and others are taking into account when assessing control.

The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

2.1.2	Transactions eliminated on consolidation Intra-group balances and income and expenses arising from intra-group transactions, are eliminated in the consolidated statements.

2.1.3
Non-controlling interests

Transactions with non-controlling interests, while retaining control, are accounted for as equity transactions. Any difference between the consideration paid or received for change in non-controlling interests is recognized in equity. The Group elected to present the difference under capital reserve for transactions with holders of non-controlling interests.

Notes to the Consolidated Financial Statements as at December 31, 2014

2.1.4
Associates (accounted for by the equity method)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. In respect of equity-accounted investments, goodwill is included in the carrying amount of the investment. For further information about testing for impairment for these investments, see section 2.10.3 below.

When the Group holds additional long-term interests in the associate (such as loans) which are a part of the Group’s net investment in the associate , and when the Group’s proportionate share in the additional interests is different to the Group’s share in the equity of the associate, the Group recognizes its share in the additional losses of the associate at its proportionate share in the additional interests according to the percentage of the Company's participation in all the levels of the additional interests and according to the order of priority of the additional levels of interests ("the Levels Method"). If, subsequently, the Group recognizes its share in the profits of the associate, the Company recognizes its share in the profits up to the amount of the cumulative profits previously recognized.

2.1.5	The Company's investment in DBS is stated as described above. See Note 10.1 below.

2.2.	Foreign currency transactions

Transactions in foreign currency are translated into the functional currency of the Group at the exchange rate on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the reporting date are retranslated to the functional currency at the exchange rate at that date.

2.3.	Financial instruments:

2.3.1
Non-derivative financial assets

Non-derivative financial assets comprise mainly investments in exchange traded funds, deposit notes and money market funds, trade and other receivables, and cash and cash equivalents.

The Group initially recognizes financial assets at the date the Group becomes a party to contractual provisions of the instrument, meaning the date that the Group fulfills its obligations under the contract.

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Regular way sales of financial assets are recognized on the trade date, meaning on the date the Group undertook to sell the asset.

Notes to the Consolidated Financial Statements as at December 31, 2014

2.3.2
Classification of financial assets and the accounting treatment in each group

The Group classifies its financial assets as follows:

Cash and cash equivalents

Cash comprises cash balances available for immediate use and call deposits. Cash equivalents comprise short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss (mainly the Group’s investment in exchange-traded funds, deposit notes and financial funds) if it is classified as held for trading or is designated as such upon initial recognition. These financial assets are measured at fair value, and changes therein are recognized in the statement of income.

Available-for-sale financial assets:

The Group’s investments in securities (through a venture capital fund) are classified as available-for-sale financial assets. These investments are measured at fair value and changes therein, other than impairment losses, are recognized directly in other comprehensive income At the date of de-recognition of the investment, the profits from disposal of the investment and the profits that were recognized in capital reserve, are recognized in profit or loss. The Group elected to recognize profits or losses from disposal of available-for-sale financial assets under financing income or expenses.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

2.3.3
Non-derivative financial liabilities

Non-derivative financial liabilities include debentures issued by the Group, loans and borrowings from banks and other credit providers, and trade and other payables.

The Group initially recognizes debt instruments as they are incurred.

Financial liabilities are initially recognized at fair value plus any attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or canceled.

2.3.4
CPI-linked assets and liabilities that are not measured at fair value

The value of CPI-linked financial assets and liabilities, which are not measured at fair value, is revaluated in each period according to the actual increase in the CPI.

2.3.5
Offsetting financial instruments

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

2.3.6
Hedge accounting

The Group holds derivative financial instruments to hedge cash flows for risks to future changes in the CPI and exchange rate risks.

Forward contracts are measured at fair value. Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized through other comprehensive income, in a hedging reserve under equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. The amount recognized in the hedging reserve is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of income as the hedged item.

Notes to the Consolidated Financial Statements as at December 31, 2014

2.4.	Property, plant and equipment

2.4.1
Recognition and measurement

The Group elected to measure items of property, plant and equipment at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labor and financing costs as well as any other cost directly attributable to bringing the asset to the condition for its use intended by the management, and the costs of dismantling and removing the items and restoring the site on which they are located when the Group has an obligation to vacate and restore the site. The cost of purchased software that is integral to the functionality of the related equipment is recognized as part of the cost of the equipment.

Spare parts, servicing equipment and stand-by equipment are classified as property, plant and equipment when they meet the definition of property, plant and equipment in IAS 16, and are otherwise to be classified as inventory.

When major parts of the property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of the property, plant and equipment.

Gain or loss from the disposal of an item of property, plant and equipment is determined by comparing the proceeds from disposal of the asset with its carrying amount. Gain or loss from the sale of property, plant and equipment is recognized under “other income” in the statement of income.

2.4.2
Subsequent expenditure

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefit embodied in the replaced item will flow to the Group and its cost can be measured reliably. The costs of day-to-day servicing are recognized in the statement of income as incurred.

2.4.3
Depreciation

Depreciation is recognized in the statement of income on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease agreements are depreciated over the shorter of the lease term and their useful lives. An asset is depreciated when it is ready for use, meaning when it reaches the location and condition necessary for it to be capable of operating in the manner intended by management.

Leasehold improvements are depreciated over the shorter of the lease term, including the extension option held by the Group and intended to be exercised and the expected life of the improvement.

The estimated useful lives for the current and comparative periods are as follows:

	Year	Average depreciation (%)
Fixed line and international network equipment (switches, transmission, power)	4-12	12
Network	12-25	6
Subscriber equipment and installations	3-6	21
Vehicles	6-7	15
Office and general equipment	5-14	13
Electronic equipment, computers and internal communication systems	3-7	21
Cellular network	4-10	10
Buildings	25	4
Seabed cable	4-25	4

Depreciation methods, useful lives and residual values are reviewed at least in each reporting year and adjusted as required.

Notes to the Consolidated Financial Statements as at December 31, 2014

2.5.	Non-current assets held for sale

Non-current assets which will most probably be realized by way of a sale rather than ongoing use, are classified as assets held for sale. These assets are presented at the lower of the carrying amount and fair value, less selling costs.

2.6.	Intangible assets

2.6.1
Goodwill

Goodwill that arises upon the acquisition of subsidiaries is included in intangible assets. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill is measured at least once a year to assess impairment as described in section 2.10.2 below.

2.6.2
Software development costs

Software development costs are recognized as an intangible asset only if the development costs can be measured reliably; the software is technically and commercially applicable; a future economic benefit from the development is expected; and the Group has sufficient resources to complete the development and intends to use the software. The costs recognized as an intangible asset include the cost of the materials, direct labor and overhead expenses directly attributable to preparation of the asset for its intended use. Other development costs are recognized in the statement of income as incurred.

Capitalized development costs are measured at cost less amortization and accumulated impairment losses.

2.6.3
Software

Software that is an integral part of the hardware, which cannot function without the programs installed on it, is classified as property, plant and equipment. However, licenses for stand-alone software which add functionality to the hardware, are classified as intangible assets.

2.6.4
Rights to frequencies

Rights to frequencies refer to Pelephone’s rights to cellular communication frequencies according to a Ministry of Communications tender. Depreciation of the asset is recognized in the statement of income on the straight line method over the license term, which is 13 years and 7 months starting from the use of the frequencies.

2.6.5	Other intangible assets Other intangible assets acquired by the Group, which have a definite useful life, are measured at cost less amortization and accumulated impairment losses.

2.6.6
Subsequent expenditure

Subsequent expenditure is recognized as an intangible asset only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure relating to generated goodwill and brands, is recognized in the statement of income as incurred.

Notes to the Consolidated Financial Statements as at December 31, 2014

2.6.7
Amortization

Amortization of intangible assets is recognized in the statement of income on a straight-line basis over the estimated useful life of the intangible assets, other than goodwill, from the date on which the assets are available for use. Goodwill is not systematically amortized but is tested for impairment at least once a year, as described in Note 2.10.2 below.

Estimated useful lives for the current and comparative periods are as follows:

Type of asset	Amortization period
Frequency usage right	Over the term of the license for 14 years starting from the use of the frequencies
Computer programs and software licenses	3-10 years depending on the term of the license or the estimated time of use of the software
Other rights	2-13 years, depending on the useful life

Amortization methods and useful lives are reviewed at least at each reporting year and adjusted if appropriate.

2.7.	Leased assets

2.7.1
Leases, including leases of land from the Israel Land Administration, where the Group assumes substantially all the risks and rewards of ownership, are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to the asset. Other leases are classified as operating leases and the leased assets are not recognized in the Group’s statement of financial position. Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.

2.7.2
Determining whether an arrangement contains a lease

At inception or upon reassessment of an arrangement, the Group determines whether such an arrangement is or contains a lease. An arrangement is a lease or contains a lease if the following two criteria are met:

•	The fulfillment of the arrangement is dependent on the use of a specific asset or assets; and

•	The arrangement contains rights to use the asset

If, in accordance with these terms, the Group determines that the agreement does not contain a lease, the agreement is accounted for as a service agreement and payments for the service are recognized in profit or loss on a straight line basis, over the service period.

2.8.	Right of use of capacities

Transactions for acquiring an indefeasible right of use (IRU) of seabed cable capacities are accounted for as service transactions. The prepaid expense is amortized on a straight-line basis as stated in the agreement and no more than the expected estimated useful life of those capacities.

Identifiable capacities which serve the Group exclusively fulfill the definition of a finance lease and were recognized in property, plant and equipment. The asset is depreciated on a straight-line basis as stated in the agreement and no more than the expected estimated useful life of those capacities.

2.9.	Inventory

Inventories are measured at the lower of cost or net realizable value. The Group elected to base the cost of inventories on the moving average principle.

Notes to the Consolidated Financial Statements as at December 31, 2014

The inventories of a subsidiary include terminal equipment and accessories intended for sale and service, as well as spare parts used for repairs in the repair service it provides to its customers.

Slow-moving inventory of terminal equipment, accessories and spare parts are stated net of the provision for impairment.

2.10.	Impairment

2.10.1
Non-derivative financial assets

The Group tests a financial asset for impairment when objective evidence indicates that one or more loss events have had a negative effect on the estimated future cash flows of that asset.

Significant financial assets are tested for impairment on an individual basis. Other financial assets are assessed for impairment collectively in groups that share similar credit risk characteristics. The financial statements include specific provisions and Group provisions for doubtful debts, which properly reflect, in the estimation of the management, the loss inherent in debts for which collection is in doubt.

2.10.2
Non-financial assets

Timing of impairment testing

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the asset is estimated.

The Group assesses the recoverable amount of goodwill once a year, or more frequently if there are indications of impairment.

Measurement of recoverable amount

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (for which future cash flows were not adjusted).

Determining cash-generating units

For the purpose of impairment testing, the assets are grouped together into the smallest group of assets that generates cash from continuing use that are largely independent of other assets or groups of assets (“cash-generating unit”).

Allocation of goodwill to cash-generating units

For purposes of goodwill impairment testing, cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes, but in any event is not larger than an operating segment. Goodwill acquired in a business combination is allocated for the purpose of impairment testing to cash-generating units that are expected to generate benefits from the synergies of the combination.

2.10.3
Investments in equity-accounted investees

An investment in an associate is tested for impairment when objective evidence indicates that there has been impairment. Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately.

Notes to the Consolidated Financial Statements as at December 31, 2014

2.11.	Employee benefits

2.11.1
Post-employment benefits

The Group has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies and they are classified as defined contribution plans and defined benefit plans.

A.
Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts.

The Group’s obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the statement of income in the periods during which services are rendered by employees.

B.
Defined benefit plans

The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is presented at its present value, and the fair value of any plan assets is deducted. The calculation is performed annually by a qualified actuary.

As from December 31, 2014, the discount rate is the yield at the reporting date on high-quality linked corporate debentures denominated in NIS, with maturity dates approximating the terms of the Group’s obligations, as described in Note 1.7.2 above.

Net interest costs on a defined benefit plan are calculated by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability.

The Group elected to recognize the interest costs that were recognized in profit or loss under financing expenses.

Remeasurement of the net defined benefit liability comprise actuarial gains and losses and the return on plan assets (excluding interest). Remeasurements are recognized immediately directly in retained earnings through other comprehensive income.

When the benefits of a plan are improved or curtailed, the portion of the increased benefit relating to past service by employees or the gain or loss on curtailment are recognized immediately in profit or loss when the plan improvement or curtailment occurs.

2.11.2
Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The amount of these benefits is stated at its present value. As from December 31, 2014, the discount rate is the yield at the reporting date on high-quality linked corporate debentures denominated in NIS, with maturity dates approximating the terms of the Group’s obligations, as described in Note 1.7.2. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in the statement of income in the period in which they arise.

Notes to the Consolidated Financial Statements as at December 31, 2014

2.11.3
Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

2.11.4
Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on the date when the benefits are expected to be to be wholly settled,

In the statement of financial position the employee benefits are classified as current benefits or as non-current benefits according to the time the liability is due to be settled.

2.11.5
Share-based payments

The fair value on the grant date of options for Company shares granted to employees is recognized as a salary expense with a corresponding increase in equity over the period during which the employee becomes entitled to the options. The Group elected to recognize the increase the equity under capital reserve for employee options. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

The fair value of the amount payable to employees in respect of share-based payments, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees become entitled to payment. The liability is remeasured at each reporting date until the settlement date. Any changes in the fair value of the liability are recognized in the statement of income. The Group elected to recognize the changes in fair value of the liabilities under salary expenses.

2.12.	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

2.12.1
Legal claims

Contingent liabilities are accounted for according to IAS 37 and its related provisions. Accordingly, the claims are classified by likelihood of realization of the exposure to risk, as follows:

A.	More likely than not – more than 50% probability

B.	Likely – probability higher than unlikely and less than 50%

C.	Unlikely – probability of 10% or less

Notes to the Consolidated Financial Statements as at December 31, 2014

For claims which the Group has a legal or constructive obligation as a result of a past event, which are more likely than not to be realized, the financial statements include provisions which, in the opinion of the Group, based, inter alia, on the opinions of its legal advisers retained in respect of those claims, are appropriate to the circumstances of each case, despite the claims being denied by the Group companies. There are also a small number of legal proceedings, most of which were received recently, for which the risks cannot be assessed at this stage, therefore no provisions have been made.

Note 15 describes the amount of additional exposure due to contingent liabilities that are likely to be realized.

2.12.2	Site dismantling and clearing costs

A provision in respect of an obligation to dismantle and clear sites is recognized for those rental agreements where the Group has an undertaking to restore the rental property to its original state at the end of the rental period, after dismantling and transferring the site, and restoring the site as necessary. The provisions are measured by discounting the future cash flows by risk-free discounted interest reflecting the time until termination of the contract for dismantling of the site by the Company. The carrying amount of the provision is adjusted in each period to reflect the time that has passed and is recognized as a financing expense.

2.13.	Revenues

The Group's revenues are mainly composed of revenues for fixed-line communication services, cellular services, international communication services, customer center services, communication services for other operators, sales and installation of communication equipment and internet services. Revenues are measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates.

2.13.1
Sale of equipment

Revenues from sales of terminal equipment are recognized in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably and the Group companies have no continuing involvement with the goods.

Revenues from the sale of terminal equipment to subscribers in long-term credit arrangements are recognized upon delivery to the customer at the present value of the future cash flow expected from them, at the relevant interest rate for transactions of this kind (see Note 5). Financing income in respect of these transactions is recognized in the statement of income over the period of the installments by the effective interest method.

2.13.2
Revenues from services

Revenues from services rendered are recognized in the statement of income proportionately over the term of the agreement or upon providing the service if the flow of the economic benefits associated with providing the service is likely. Revenues from calls, including revenues from prepaid call cards, are recognized when the call is made by the customer.

2.13.3
Multi-component sales agreements

Most transactions for the sale of terminal equipment together with receiving cellular communication services do not include commitments for a defined period and a penalty for early termination, therefore there is no legal connection between the components that are sold. The Group recognizes revenues from these transactions according to the selling price of the terminal equipment or service when they are sold separately.

For multi-component transactions in which terminal equipment is sold together with the customer's undertaking to receive services, the Group applies the relative fair value method. Allocation of revenues to a supplied component is limited to the amount of the consideration that is not contingent upon the supply of additional components.

Notes to the Consolidated Financial Statements as at December 31, 2014

2.13.4
Reporting gross or net revenues

When the Group acts as an agent or intermediary without bearing the risks and rewards deriving from the transaction, its revenues are recognized on a net basis (as profit or commission). The Group operates as an agent mainly for certain content services provided by other suppliers and payment is collected by the Group. However, when the Group acts as a main supplier and bears the risks and rewards associated with the transaction, its revenues are recognized on a gross basis (such as interconnect fees).

2.14.	Financing income and expenses

Financing income includes mainly interest income from deposits, income interest and linkage from loans provided to an associate, income interest accrued using the effective interest method in respect of the sale of terminal equipment in installments, gains on the disposal of available-for-sale financial assets, and changes in the fair value of financial assets at fair value through profit or loss.

Financing expenses include interest and linkage expense on borrowings, debentures issued, impairment losses recognized on financial assets (except for a provision for doubtful debts, which is recognized under operating and general expenses), and financing expenses for provisions arising from legal claims.

In the statements of cash flows, interest received and dividends received are presented as part of cash flows from investing activities. The Group elected to present interest and linkage differences paid for loans and debentures under cash flows used for financing activities.

2.15.	Income tax expenses

Income tax expenses include current and deferred taxes and are recognized in the statement of income, or in other comprehensive income to the extent that the expenses relate to items recognized in other comprehensive income.

Current taxes

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date. Current taxes also include taxes in respect of prior years.

Uncertain tax positions

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more likely than not that the Group will have to use its economic resources to pay the obligation

Deferred taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group does not recognize deferred taxes for the following temporary differences:

1.	Initial recognition of goodwill

2.	Carry-forward losses that are not expected to be utilized in the foreseeable future

3.	Differences arising from investment in subsidiaries and associates, if it is probable that they will not reverse in the foreseeable future and if the Group controls the date of reversal

Notes to the Consolidated Financial Statements as at December 31, 2014

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for carry-forward losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Offsetting deferred tax assets and liabilities

The Group sets off deferred tax assets and liabilities if there is a legally enforceable right to offset deferred tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, and they intend to settle deferred tax liabilities and assets on a net basis or their deferred tax assets and liabilities will be realized simultaneously.

2.16.	Dividends

An obligation relating to a dividend proposed or declared subsequent to the reporting date is recognized only in the period in which the declaration was made (approval of the general meeting). In the statements of cash flows, a dividend that has been paid is recognized under financing activities.

2.17.	New standards and interpretations not yet adopted

Standard	Subject	Implementation and transition provisions	Expected effects
IFRS 9 (2014), Financial Instruments
IFRS 9 (2014) replaces the requirements included in IAS 39 regarding classification and measurement of financial assets and financial liabilities, hedge accounting, and impairment of financial instruments.
		IFRS 9 (2014) will be effective for annual periods starting from January 1, 2018. Early application is permitted. IFRS 9 (2014) will be applied retrospectively, except for a number of exemptions.	The Group is examining the effects of adopting IFRS 9 (2014) on the financial statements.
IFRS 15, Revenues from Contracts with Customers
IFRS 15 replaces current guidelines for revenue recognition and presents a new model for recognition of revenues from contracts with customers. The model includes five steps for analyzing transactions to determine the timing and amount of revenue recognition. IFRS 15 also establishes new and more extensive disclosure requirements.

IFRS 15 will be effective for annual periods starting from January 1, 2017. Early application is permitted. IFRS 15 includes various alternatives for the transition guidelines, so that companies may choose one alternative upon initial application.
The Group is examining the effects of adopting IFRS 15 on the financial statements.

3.	Cash and Cash Equivalents

As at December 31, 2014, cash and cash equivalents include mainly bank deposits for a period of up to 90 days.

4.	Investments, Including Derivatives

4.1.	Composition of current investments

	December 31, 2014	December 31, 2013
	NIS million	NIS million
Exchange traded funds	1,508	999
	710	30
Monetary and other reserves	5	103
	2,223	1,132

Notes to the Consolidated Financial Statements as at December 31, 2014

Investments in ETFs and financial funds are investments designated for trading and are presented at fair value as at the date of the financial statements. The investments can be disposed of in 2015.

4.2.	Non-current investments

As at December 31, 2014 and December 31, 2013, non-current investments of NIS 99 million and NIS 81 million, respectively, include mainly a bank deposit for loans to the Company's employees, with a redemption date that has yet to be determined and a deposit for the hedge transaction.

5.	Trade and Other Receivables

5.1	Composition of trade and other receivables

	December 31, 2014	December 31, 2013
	NIS million	NIS million
Trade receivables*
Open accounts and checks receivable	986	915
Credit cards	343	416
Revenues receivable	250	277
Current maturities of long-term receivables	632	993
Related and interested parties	16	50
	2,227	2,651
Other receivables and current tax assets
Prepaid expenses	103	127
Other receivables (mainly from real estate sales)	109	140
Current tax assets	26	77
	238	344
Long-term trade and other receivables
Trade receivables – open debts	531	639
Other receivables (for the sale of real estate)	35	13
	566	652

	3,031	3,647

* The amount of trade receivables is stated net of the provision for doubtful debts

5.2
Discounted interest rates for long-term trade payables are based the estimated credit risk of trade payables. The discounted interest rates used by the Group in 2014 are 3.6% - 4.3% (in 2013: 4.14% - 5.27%).

Expected payment dates for long-term trade and other receivables:

Expected payment dates	December 31, 2014
NIS million
2016	406
2017	144
2018	16
566

Notes to the Consolidated Financial Statements as at December 31, 2014

5.3	Aging of trade receivables at the reporting date:

	December 31, 2014		December 31, 2013
	Trade receivables, gross	Provision for doubtful debts	Trade receivables, gross	Provision for doubtful debts
	NIS million	NIS million	NIS million	NIS million
Not past due	2,607	(12)	3,094	(16)
Past due up to one year	174	(61)	217	(66)
Past due one to two years	78	(52)	94	(59)
Past due more than two years	73	(49)	89	(61)
	2,932	(174)	3,494	(202)

5.4	Change in provision for doubtful debts during the year:

	2014	2013
	NIS million	NIS million
Balance as at January 1	202	284
Impairment loss recognized	30	41
Bad debts	(58)	(123)
Balance as at December 31	174	202

6.	Income Tax

6.1	Corporate tax rate

The tax rates relevant to the Company are 26.5% in 2014, and 25% in 2013 and 2012.

As at December 31, 2014, the deferred tax balances were calculated according to the tax rate expected to apply on the utilization date (26.5%).

6.2	Components of income tax expenses

	Year ended December 31
	2014	2013	2012
	NIS million	NIS million	NIS million
Current tax expenses	781	579	689
Deferred taxes	34	72	89
Income tax expenses	815	651	778

6.3	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense

	Year ended December 31
	2014	2013	2012
	NIS million	NIS million	NIS million
Profit before income tax	2,926	2,422	2,645
Statutory tax rate	26.5%	25%	25%
Income tax at the statutory tax rate	775	606	661
Adjusted tax calculated for the Company's share in the losses of equity-accounted investees	45	63	61
Expenses (benefits) not recognized for tax purposes, net	(5)	23	56
Differences in the tax rate and other adjustments	-	(41)	-
Income tax expenses	815	651	778

Notes to the Consolidated Financial Statements as at December 31, 2014

6.4	Unrecognized deferred tax assets and liabilities

6.4.1
The calculation of deferred taxes does not take into account the taxes that would be applicable in the case of disposal of investments in subsidiaries and associates, since the Group intends to retain the investment. Deferred taxes in respect of a distribution of profit in subsidiaries and associates were also not taken into account since the dividends are not taxable.

6.4.2
Deferred tax assets have not been recognized in respect of carry-forward losses for tax purposes amounting to NIS 8 million as at December 31, 2014, since it is not probable that future taxable profit will be available against which the Group can utilize the tax benefits.

6.4.3
DBS (an equity-accounted associate, see also Note 10.1 below) has carry-forward losses and deductions for inflation for tax purposes amounting to NIS 5.4 billion at the reporting date (as at December 31, 2013 – NIS 5.3 billion).

As at December 31, 2014, DBS does not create deferred tax assets since it is not probable that future taxable profit will be available against which the Group can utilize the benefits.

Notes to the Consolidated Financial Statements as at December 31, 2014

6.5	Recognized tax assets and deferred tax liabilities and their changes

	Balance as at January 1, 2013	Changes recognized in the statement of income	Changes recognized in equity	Balance as at December 31, 2013	Changes recognized in the statement of income	Changes recognized in equity	Balance as at December 31, 2014
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Property, plant and equipment	(238)	(77)	-	(315)	(35)	-	(350)
Doubtful debts	59	(14)	-	45	(6)	-	39
Employee benefit plans	252	(22)	-	230	(23)	-	207
Other	-	41	4	45	30	12	87
	73	(72)	4	5	(34)	12	(17)

Presented in the statement of financial position as:
Deferred tax assets				60			-
Deferred tax liabilities				(55)			(17)
				5			(17)

6.6	Final tax assessments

6.6.1	The Company has final tax assessments up to and including 2005.

6.6.2
In 2013, the Company signed an agreement with the tax assessor for 2006-2008, which includes undisputed income. In addition, a decision was received according to the best judgment of the tax assessor, whereby financing expenses accumulated on the shareholders' loans that the Company provided DBS should be added to the Company's undisputed income. The Company filed an objection to this decision. The objection was dismissed and on February 24, 2015, the Company received orders which it intends appealing to the Court. For 2009-2010, a decision was reached according to the tax assessor's best judgment regarding the aforesaid, and regarding other matters, mainly non-recognition of financing expenses for various reasons. The Company intends to file an objection on this decision. The financial statements include an appropriate provision based on the Company's estimates.

6.6.3	Pelephone has received final tax assessments up to and including 2010.

6.6.4	Bezeq International has received final tax assessments up to and including 2012.

Notes to the Consolidated Financial Statements as at December 31, 2014

7.	Property, Plant and Equipment

	Land and buildings	Fixed line and international network equipment (switches, transmission, power)	Cables and fixed line and international network infrastructure	Cellular network	Subscriber equipment	Office equipment, computers and vehicles	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Cost
Balance as at January 1, 2013	1,748	2,238	12,110	2,417	565	974	20,052
Additions	41	210	287	252	166	75	1,031
Disposals	(195)	(137)	(977)	(141)	(140)	(121)	(1,711)
Balance as at December 31, 2013	1,594	2,311	11,420	2,528	591	928	19,372
Additions	43	241	285	255	203	82	1,109
Disposals	86	(129)	(131)	(254)	(82)	(158)	(668)
Balance as at December 31, 2014	1,723	2,423	11,574	2,529	712	852	19,813

Depreciation and impairment losses
Balance as at January 1, 2013	1,222	964	9,577	1,312	314	587	13,976
Depreciation for the year	56	231	193	310	121	116	1,027
Disposals	(156)	(137)	(936)	(140)	(136)	(99)	(1,604)
Balance as at December 31, 2013	1,122	1,058	8,834	1,482	299	604	13,399
Depreciation for the year	40	227	187	304	132	106	996
Disposals	73	(128)	(131)	(254)	(79)	(142)	(661)
Balance as at December 31, 2014	1,235	1,157	8,890	1,532	352	568	13,734

Carrying amount
January 1, 2013	526	1,274	2,533	1,105	251	387	6,076

December 31, 2013	472	1,253	2,586	1,046	292	324	5,973

December 31, 2014	488	1,266	2,684	997	360	284	6,079

Notes to the Consolidated Financial Statements as at December 31, 2014

7.1
The residual value of the Group’s copper cables is assessed at the end of each quarter. The residual value is NIS 190 million as at December 31, 2014 and NIS 228 million as at December 31, 2013. The change in the residual value is mainly due to the sale of copper cables.

7.2
Property, plant and equipment in the Group is derecognized at the end of each year upon reaching full depreciation, except for land, buildings, vehicles, copper cables and specific components for Pelephone’s UMTS network, which are derecognized upon their sale. In 2014, the Group derecognized fully depreciated property at a cost of NIS 707 million (in 2013, NIS 540 million).

Disposals of property include transfer from assets held for sale: an increase of NIS 152 million in cost in 2014 (a decrease of NIS 383 million in cost in 2013) and an increase of NIS 131 million in accumulated depreciation (a decrease of NIS 337 million in accumulated depreciation in 2013).

7.3
The Group companies reviewed the useful life of the property, plant and equipment through the depreciation committee, in order to determine the estimated useful life of their equipment. Following the findings of the committees, minor changes were made in the estimated useful life of certain assets.

7.4
Most of the real estate assets used by the Company are leased under a capitalized finance lease from the Israel Lands Administration as from 1993 for 49 years, with an option for an extension of another 49 years. Lease rights are amortized over the term of the lease period.

7.5	In 2013, the Company started to install a fiber optic network that will reach the subscriber's home. As at December 31, 2014, the unexercised investment in assets amounts to NIS 216 million.

7.6	At the reporting date, there are agreements to purchase property, plant and equipment amounting to NIS 88 million (in 2013, NIS 98 million).

7.7
In accordance with the Telecommunications Order (Telecommunications and Broadcasts) (Determination of Essential Service Provided by Bezeq The Israel Telecommunication Corp. Ltd.), 1997, approval from the Prime Minister and Minister of Communications is required to confer rights in some of the Company's assets (including switches, cable network, transmission network, and information and databases).

7.8
In accordance with its cellular license, Pelephone is not permitted to sell, lease or pledge any of its assets used for the implementation of the license, without the consent of the Minister of Communications, except for:

A.
A pledge on one of the license assets in favor of a bank operating lawfully in Israel, to receive bank credit, provided that it submitted notice to the Ministry of Communications regarding the pledge it intends to register, noting that the pledge agreement includes a clause ensuring that in any event, exercise of the rights by the bank will not impair, in any way, the services provided under the license.

B.	Sale of items of equipment when implementing an upgrade, including sale of equipment by the trade-in method.

7.9	For information about negative liens for loans and borrowings, see Note 11.

Notes to the Consolidated Financial Statements as at December 31, 2014

8.	Intangible Assets

	Goodwill	Software and licenses	Cellular communication usage rights	Brand and other	Total
	NIS million	NIS million	NIS million	NIS million	NIS million
Cost
Balance as at January 1, 2013	1,236	1,138	388	373	3,135
Acquisitions or additions from in-house development	-	166	-	17	183
Disposals	(11)	(61)	(4)	(99)	(175)
Balance as at December 31, 2013	1,225	1,243	384	291	3,143
Acquisitions or additions from in-house development	-	162	-	15	177
Disposals	-	(68)	-	(9)	(77)
Deconsolidation	(179)	-	-	(86)	(265)
Balance as at December 31, 2014	1,046	1,337	384	211	2,978
Amortization and impairment losses
Balance as at January 1, 2013	53	579	118	207	957
Amortization for the year	-	193	28	46	267
Disposals	-	(60)	-	(81)	(141)
Balance as at December 31, 2013	53	712	146	172	1,083
Amortization for the year	-	205	28	28	261
Disposals	-	(68)	-	(9)	(77)
Deconsolidation	(47)	-	-	(35)	(82)
Balance as at December 31, 2014	6	849	174	156	1,185
Carrying amount
January 1, 2013	1,183	559	270	166	2,178

December 31, 2013	1,172	531	238	119	2,060

December 31, 2014	1,040	488	210	55	1,793

8.1	Assessment of impairment of a cash-generating unit that includes goodwill

Carrying amount of goodwill attributable to each cash-generating unit:

	December 31, 2014	December 31, 2013
	NIS million	NIS million
Cellular communication (see 8.2 below)	1,027	1,027
Other	13	145
	1,040	1,172

8.2	Goodwill impairment testing - Pelephone

The value in use for Bezeq Group of a cellular cash-generating unit (Pelephone), was calculated using the discounted cash flow (DCF) method, based on the expected cash flow for the next five years. The expected cash flow is based on Pelephone’s results in 2014 and future growth and market shares are affected by the intensifying competition, regulation and the operation scope of the new cellular operators. It was also assumed that Pelephone's domestic roaming agreements with other market players contribute to ARPU following increased revenues. The valuation included synergies on the Group revenue level based on the high certainty of the structural separation in the long term.

Notes to the Consolidated Financial Statements as at December 31, 2014

The five-year revenue forecast is based on the forecast of the number of subscribers and average income and sales of terminal equipment, with reference to the effect of the entry of the new operators and the market competition. Some impairment of revenues from cellular services was assumed, which was partially offset by increased efficiency in expense items.

The operating, sales, marketing and investment expenses were adjusted for Pelephone's volume of operations. The cost of capital used is 10% (after tax). In addition, it was assumed that the permanent growth of Pelephone will be 2.5%. This valuation was made by an independent appraiser. Based on the valuation, the Group was not required to record amortization for impairment of a cellular communication cash-generating unit.

9.	Deferred Expenses

Deferred expenses include prepaid expense amounts for acquisition of an indefeasible right of use (IRU) of seabed cable capacities. The prepaid expense is amortized on a straight-line basis up to 2022 and 2027 according to the period set out in the agreements.

10.	Investees

10.1	Equity-accounted associates

10.1.1
The Group's investment in associates as at December 31, 2014 includes the Company's investment in DBS (a company registered and operating in Israel in multichannel television services) amounting to NIS 1,026 million and from investments in other immaterial associates amounting to NIS 31 million.

10.1.2
The Group attaches the financial statements of DBS for 2014 to these financial statements

As of December 31, 2014, the Company held 49.78% of the share capital of DBS and it held options that conferred the right to 8.6% in DBS shares, which the Company is unable to exercise. In view of the 2009 ruling of the Supreme Court not to approve the Company's merger with DBS, the options were not exercisable by the Company and the Company was no longer able to direct the financial and operational policy of DBS. Therefore, as at December 1, 2014, the Company cannot be regarded as controlling DBS (neither legally nor effectively) and as from the ruling of the Supreme Court, the Company accounts for its investment in DBS in accordance with the equity method.

As at December 31, 2014, Eurocom DBS Ltd. ("Eurocom DBS") held the balance of DBS shares. To the best of the Company's knowledge, the voting rights by virtue of these shares were, up to March 25, 2015, held by a trustee under an irrevocable power of attorney in accordance with the terms in the acquisition transaction for control in the Company, which established, among other things, that the trustee will act as the owner in their respect.  To the best of the Company's knowledge, the approval of the Antitrust Commissioner ("the Commissioner") for acquisition of control in the Company by B Communications was subject, among other things, to the sale of the holdings of Eurocom DBS within the time period determined, which was extended from time to time. On March 25, 2015, after accepting the merger terms and exercising Bezeq's option as describe below in this Note, the Antitrust Authority informed the Company of the cancellation of these terms (holding by the Trustee and the duty to sell).

On March 26, 2014, the Company received the decision of the Antitrust Authority, according to which, under the terms set out in the decision, the restrictions imposed on Eurocom Group for its continued holding of DBS will be lifted and the merger between the Company and DBS ("the Merger") will be permitted.

Notes to the Consolidated Financial Statements as at December 31, 2014

Further to the aforesaid, on February 10, 2015, the Board of Directors' subcommittee that was established for this matter, the audit committee and the Board of Directors of the Company approved the Company's engagement in the transaction with Eurocom DBS. In the transaction, the Company will acquire the entire holdings of Eurocom DBS in DBS ("the Acquisition Transaction"), which at this date represent 50.22% of the issued share capital of DBS (41.62% fully diluted) and all the shareholder loans provided by Eurocom to DBS. It was further decided that prior to the Acquisition Transaction, the Company and DBS will accept the merger terms and the Company will exercise the option granted, at no cost, for the allotment of DBS shares at a rate of 8.6% of the issued capital of DBS.

Under the terms of the acquisition transaction, the Company will pay Eurocom DBS NIS 680 million in cash on the closing date, against acquisition of the shares and shareholder loans. Eurocom DBS will also be entitled to two additional contingent considerations, as follows: the first additional consideration of up to NIS 200 million will be paid in accordance with the tax synergy and another consideration of up to NIS 170 million will be paid in accordance with the business results of DBS in the next three years.

On March 23, 2015, the general meeting of the Company's shareholders approved the acceptance of the merger terms and exercise of the option, and the Company's engagement in the Acquisition Transaction, as described above. Subsequently, the Company and DBS announced the acceptance of the merger terms, and on March 25, 2015, the Company exercised the option and it was allotted DBS shares at a rate of 8.6% of the issued capital of DBS, so that as from this date, the Company holds 58.4% of DBS.

The Company's engagement in the transaction with Eurocom DBS for acquisition of the entire holdings of Eurocom DBS in DBS is subject to the approval of the Ministry of Communications, which has not yet been completed. At this stage, the agreement with Eurocom DBS has been extended by 90 days.

An increase in the rate of holding to 58.4% constitutes gain of control in DBS by the Company, and the Company is expected recognize this as a step acquisition in the financial statements for the first quarter of 2015, and to consolidate the financial statements of DBS.

The Company is currently preparing a calculation of the value of its investment in shares, options for shares, and loans provided to DBS prior to the business combination, and attribution of the fair value to the tangible and intangible assets of DBS (PPA) through an external appraiser. Due to the proximity of the exercise date of the options to the approval date of these financial statements, this work has not yet been completed.

Based on an indicative valuation published by the Company on February 15, 2015, in a detailed report in accordance with the Securities Regulations (Transaction between a Company and its Controlling Shareholder), 2001, which was prepared by an external appraiser, the value of the investment as at September 30, 2014 is estimated at NIS 1.099 billion. This value is close to the carrying amount of the investment in the Company's financial statements.

Notes to the Consolidated Financial Statements as at December 31, 2014

10.1.3
Summary of the statements of financial position and statement of income of DBS (without adjustment for ownership rates held by the Group) and information about the composition of the Company's investment in DBS and the Company's share in its losses

	December 31, 2014	December 31, 2013
Condensed statement of financial position	NIS million	NIS million
Current assets	434	291
Non-current assets	1,386	1,326
Total assets	1,820	1,617
Current liabilities	980	970
Non-current liabilities	5,504	4,990
Total liabilities	6,484	5,960

Capital deficit as stated in the statements of DBS	(4,664)	(4,343)
Adjustments for inclusion in the Company's statements (for shareholders' loans and surplus cost)	1,591	1,476
Capital balance for recognizing investment in the Company's statements	(3,073)	(2,867)

Company's share in the capital of DBS - 49.78%	(1,530)	(1,427)
Goodwill	814	814
Company's share in shareholders loans	2,181	1,968
Adjustment of the Company's share in capital deficit for application of the Levels Method (see 2.1.4)	(439)	(376)
Carrying amount of investment	1,026	979

	2014	2013
Condensed statement of income	NIS million	NIS million

Revenues	1,724	1,635

Loss for the year as stated in the statements of DBS	(322)	(381)
Adjustments for inclusion in the Company's statements (for shareholders' loans and surplus cost)	115	77
Loss for the year for recognizing losses in the Company's statements	(207)	(304)
Company's share in the loss according to rate of its holding in the equity of DBS: 49.78%	(103)	(151)
Adjustment of the Company's share in losses for application of the Levels Method (see 2.1.4)	(63)	(99)
Company's share in the loss as stated in the statement of income	(166)	(250)

The weighted rate of the Company in DBS's losses in 2014 is 80% (in 2013, 82%)

Notes to the Consolidated Financial Statements as at December 31, 2014

Details of the Company’s loans to DBS:

	December 31, 2014		December 31, 2013
	Carrying amount*	Value according to the terms of the loans **	Carrying amount*	Value according to the terms of the loans **
	NIS million	NIS million	NIS million	NIS million
CPI-linked loans (1)	109	1,212	90	1,213
CPI-linked loans bearing interest at a rate of 5.5% (2)	298	375	270	356
CPI-linked loans bearing interest at a rate of 11% (2)	1,774	1,788	1,608	1,613
	2,181	3,375	1,968	3,182

*
The fair value at the deconsolidation date (August 21, 2009), including interest and linkage differences as determined on the deconsolidation date through to December 31, 2014 and December 31, 2013, respectively

**	Balance of the loans plus interest and linkage differences according to the terms of the loans

(1)	The loans extended to DBS by the Company until July 10, 2002 (“the Old Shareholders’ Loans”) are linked to the known CPI, do not have a repayment date and do not bear interest.

(2)
In accordance with the agreement between DBS and the shareholders as at December 30, 2002, it was decided that the loans extended by some of the shareholders (including the Company) to DBS as from July 10, 2002 ("the New Shareholders Loans"), will have preference over the Old Shareholders Loans. In accordance with the agreement, the New Shareholders Loans will be eligible for full settlement by DBS before any dividend is distributed by DBS and/or the repayment of the Old Shareholders Loans extended to DBS by the shareholders, and subject to the cash flows and liabilities of DBS under the agreements with the banks and some of the shareholders of DBS. Repayment dates were also not set for the new loans. For information about the transaction for acquisition of the entire holdings of Eurocom DBS in DBS and all the shareholder loans that Eurocom DBS provided to DBS subsequent to the date of the financial statements, see Note 10.1.2 above.

10.1.4	Financial position of DBS

A.
Since the beginning of its operations, DBS has accumulated considerable losses. The losses in 2014 and 2013 amounted to NIS 322 million and NIS 381 million, respectively. As a result of these losses, the capital deficit and working capital deficit of DBS as at December 31, 2014 amounted to NIS 4.7 billion and NIS 547 million, respectively.

B.	In 2014, DBS issued debentures by expanding the existing series in the amount of NIS 432 million. In addition, DBS took out a bank loan of NIS 75 million.

C.
On April 30, 2014, S&P Maalot upgraded its rating for DBS and its debentures to ilA (stable), and placed the rating on the Credit Watch list with a positive outlook. In January 2015, S&P Maalot ratified the rating of the debentures.

D.	As at December 31, 2014, DBS is in compliance with the financial covenants established under its financing and debenture agreements.

E.
The management of DBS believes that the financial resources available to DBS, which include the working capital deficit and the potential volume of capital raised, will be sufficient for the operations of DBS for the coming year, based on the cash flow forecast approved by DBS’s board of directors. If additional resources are required to meet its operational requirements for the coming year, DBS will adjust its operations to preclude the need for additional resources beyond those available to it.

Notes to the Consolidated Financial Statements as at December 31, 2014

10.1.5	Financial covenants and stipulations applicable to DBS and restrictions on distribution of a dividend and repayment of shareholders loans:

A.	DBS issued three debenture series and is party to a financing agreement with a consortium of banks. In addition, DBS received bank credit, as described below:

Carrying amount December 31, 2014
NIS million
Series A Debentures	562
Series B Debentures	842
2012 Debentures	335
Bank credit	79
1,818

B.
Restrictions and covenants by virtue of Series A Debentures

Series A Debentures were issued in 2007 to institutional investors and listed on the TACT-Institutional system of the TASE under a deed of trust between DBS and Hermetic Trust (1975) Ltd. ("Trustee A" and "Deed of Trust A", respectively.

Deed of Trust A stipulates that DBS may register first liens in favor of additional holders of debentures which it might issue and/or add them to liens in favor of the trustee, without the trustee's consent, provided that the ratio between the total debt of DBS (after the issue of the above debentures, including its proceeds) at the end of the quarter preceding the issue, and its EBITDA for the 12 months ended at the end of the last quarter, does not exceed 6.5. Deed of Trust A defines the total debt as the debts of DBS which are secured by a first lien, unlimited in amount, on all the assets of DBS, pari passu with the collateral created by DBS in favor of the holders of Series A Debentures.

In addition, Deed of Trust A defines standard events (such as insolvency proceedings, breach and exercise of liens on most of the assets of DBS), which, should they occur, after the warning periods stipulated in the deed, will allow immediate call for repayment of the debenture pursuant to the provisions in the deed of trust, and the right to immediate payment if the bank collateral is exercised or another debenture series is called for immediate repayment, if the balance for settlement exceeds the amount set out in the deed of trust.

To rate Series A Debentures, DBS undertook to S&P Maalot (and to it alone) that it will not make payment on account of the shareholder loans before the redemption date of Series A Debentures.

In 2014, DBS issued additional Series A Debentures by expanding the series, amounting to NIS 253 million.

C.	Restrictions and covenants by virtue of Series B Debentures

Series B Debentures were issued to institutional investors in 2010 and listed on the TACT-Institutional system of the TASE. Series B Debentures were expanded in 2011, 2012, 2013, and 2014 under a deed of trust between DBS and Hermetic Trust (1975) Ltd. ("Deed of Trust B" and "Trustee B", respectively).

Deed of Trust B stipulates that the expansion of Series B Debentures and/or the issue of additional securities and/or additional debenture series, which will be secured with a first lien on the assets of DBS, is not subject to the trustee's approval, provided the following terms are fulfilled: (A) as a result of the expansion of the series or issue of the additional securities, the rating of Series B Debentures will not fall below the rating of Series B Debentures at that time (if their rating is no higher than ilA-). (B) the ratio between the total debt of DBS (the debts of the Company that are secured by a first lien, unlimited in amount, on all the assets of the Company, pari passu with the collateral created by DBS in favor of holders of Series A Debentures less cash amounts and monetary deposits available to DBS), after issue of these securities, taking into account the proceeds at the end of the quarter preceding the issue, and between its EBITDA (total operating profit of DBS from ordinary operations, before financing expenses and taxes, plus depreciation and amortization and plus exceptional non-recurring provisions and expenses) in the 12 months ending at the end of the last calendar quarter, does not exceed 5.7.

Notes to the Consolidated Financial Statements as at December 31, 2014

As at December 31, 2014, DBS is in compliance with the EBITDA/debt ratio covenant established in Deed of Trust B (the EBITDA/debt ratio of DBS as at December 31, 2014, was 2.7).

Deed of Trust B defines standard events which, should they occur (subject to the extension periods set out in the deed of trust), will allow a call for immediate repayment of the debentures, subject to the provisions in the deed of trust. These events include the events set out in Deed of Trust A, with certain changes, and additional events, including failure to deliver the financial statements to the trustee on the dates set out in the deed, a decrease in the Company's holding in DBS below the minimum rate stipulated in the deed (provided DBS remains a private company), a merger with another company (except for with the Company or one of its subsidiaries), or the sale of most of its assets under conditions stipulated in the deed, cancellation of the broadcasting license or termination of communication activities, as well as non-compliance with the financial covenants set out in Deed of Trust B, according to which DBS is required to comply, each quarter, with a maximum EBITDA/debt ratio of 5.7 as described above.

Under Deed of Trust B, the right of DBS to distribute dividends and repay them at the expense of the shareholders loans is contingent on its compliance with the financial covenants, based on the ratio between the total secured debt and its EBITDA (as defined in Deed of Trust B and subject to the amendment period set out in the deed of trust). In respect of repayment of the shareholders’ loans, there is a further restriction whereby the repayment amount will not exceed the cumulative net profit of DBS from the beginning of 2011 onwards, less the financing expenses of DBS for the shareholders’ loans and less repayments and distributions.

In 2014, DBS issued additional Series B Debentures by expanding the series, amounting to NIS 179 million.

D.	Restrictions and covenants by virtue of the 2012 Debentures

The 2012 Debentures were issued in 2012 to institutional investors, according to which the lenders provided DBS with the loan ("the 2012 Debentures").

The 2012 Debentures stipulate various events (similar to the events stipulated in Deed of Trust B), which, should they occur (sometimes after an extension period), establishes the right to call for immediate repayment of the loan, subject to the provisions of the deed of trust, including a call for immediate repayment (not initiated by DBS) of another series of debentures issued and/or which will be issued by DBS and/or of debts owed by DBS to a financial institution, subject to the terms set out in the debenture..

In accordance with the provisions of the 2012 Debentures, DBS is required to comply with two financial covenants every quarter (subject to the cure periods and cure conditions set out in the 2012 Debentures), as follows: (a) compliance with the maximum EBITDA/debt ratio, which is the ratio between the total debt (the debts of DBS to financial institutions, as defined in the debenture) at the end of the relevant quarter and the EBITDA of DBS (defined in the 2012 Debentures as the total operating profit of DBS from ordinary operations, before financing expenses and taxes, plus depreciation and amortization and plus expenses included under investments in the financial statements of DBS as at December 31, 2010, whose classification was changed to expenses due to accounting policy or a directive from an authority, and plus provisions and extraordinary non-recurring expenses) in the 12 months ending in the relevant quarter; (b) compliance with the maximum E-C/debt ratio, which is the ratio between the total debt at the end of the relevant quarter and the E-C of DBS (which, according to the 2012 Debentures, is the EBITDA of DBS in the 12 months ending at the end of that quarter, less the capex of DBS in the same period). Capex is the amount of additions to property, plant and equipment, without deducting disposals and depreciation) in the 12 months ending at the end of that quarter.

Notes to the Consolidated Financial Statements as at December 31, 2014

As at December 31, 2014, the maximum EBITDA/debt ratio in accordance with the 2012 Debentures was 4.65. DBS is in compliance with this covenant (as at December 31, 2014, the EBITDA/debt ratio was 2.6). As at December 31, 2014, the maximum E-C/debt ratio in accordance with the 2012 Debentures was 9.5. DBS is in compliance with this covenant (as at December 31, 2014, the E-C/debt ratio was 6.7).

In addition, the 2012 Debentures also include restrictions relating to the distribution of dividends and repayment of shareholders loans similar to the restrictions applicable under Deed of Trust B.

E.	Restrictions and conditions by virtue of the financing agreement with a consortium of banks

DBS is a party to a financing agreement with a consortium of banks from May 23, 2001, which was amended and re-expressed in July 2012 (respectively: “the Bank Financing Agreement” or “the Financing Agreement” and “the Banks”).

In accordance with the Financing Agreement, a current credit facility of NIS 170 million and a hedging facility of USD 10 million were granted to DBS until the end of 2015. Use of these facilities is restricted to the total working capital requirements of DBS based on the formula established in the amended Financing Agreement, which is dependent on the trade receivables of DBS, unused broadcasting rights, depreciated cost of the decoders and the balance of trade payables of DBS in the financial statements.

In accordance with the amended Financing Agreement, for each quarter DBS is required to comply with the same financial covenants as those prescribed for the 2012 Debentures as described in section D above.

In addition, in accordance with the amended Financing Agreement, restrictions apply to repayment of the shareholders loans and distributions, stipulated in the 2012 Debentures (as described in section D above), instead of the restrictions up to July 2012 for repayment of the shareholders loans and the prohibition regarding the distribution.

The amended Financing Agreement further stipulated grounds for immediate repayment, including various breaches of the financing agreement, engaging in activities other than communication, liquidation and receivership proceedings against DBS, cancellation or suspension of the broadcasting license, unauthorized changes in ownership, breach of material agreements defined in the financing agreement, call for immediate repayment or the existence of grounds for immediate repayment of the amounts due from DBS to debenture holders, other banks or financial institutions as well as non-compliance with the financial covenants stipulated in the financing agreement. The amended Financing Agreement also stipulates that the creation of liens and raising debt secured by liens (other than exceptions) are subject to the approval of the banks.

The Financing Agreement also determines mechanisms for the raising and lowering of interest rates.

Notes to the Consolidated Financial Statements as at December 31, 2014

F.	Bank loans

Long-term bank loans are comprised mainly from the amount in the agreement of December 2014 regarding bank credit ("the Loan Agreement"), which is not secured, amounting to NIS 75 million, bearing fixed annual interest at a rate of 3.4%. The bank credit was provided for five and a half years (until June 2020), and it will be repaid (principal and interest) in 11 consecutive semi-annual installments as from June 2015. The Loan Agreement includes the obligation to meet the financial covenants set out in these 2012 Debentures. The Loan Agreement also includes restrictions for the distribution of dividends and the repayment of shareholder loans similar to those set out in Series B Debentures and the 2012 Debentures.

The Loan Agreement further stipulated grounds for immediate repayment, similar to the grounds set out in the amended Financing Agreement. The Loan Agreement does not include restrictions on raising additional debt and/or the creation of liens by DBS.

G.	Liens

DBS created the following liens in favor of the lenders:

1.
Unlimited floating first liens on all the assets of DBS (other than exceptions dictated by from the Communications Law), including a stipulation that limits additional liens (subject to the exceptions set out in the financing agreements).

2.
Unlimited fixed first liens on the rights and assets of DBS, including its rights under material agreements to which it is a party, its unissued registered capital, goodwill, certain intellectual property rights and insurance rights under its insurance policies. The fixed liens will not apply to exceptions dictated by the Communications Law.

The collaterals are in the form of first liens and are equal (pari passu) to each other. The creation of additional liens by DBS in favor of the banks is subject to the consent of the institutional lenders, unless these liens are also in favor of the institutional lenders. If the collateral is exercised and/or the assets underlying the collateral are disposed of, including by holders of other securities with a lien on those assets, the proceeds from the sales will be shared pro rata by all holders of the collateral, and each holder will receive a proportionate share of the proceeds equal to its proportionate share in the debt owed to that holder (as defined in the Financing Agreements and the debentures), divided by the total debt secured by those assets.

In accordance with the provisions in deed of trust B, if the Company provides Trustee B a guarantee for the liabilities of DBS to the  holders of Series B debentures, and the Company's rating by Maalot or another rating company does not fall below ilAA- or an equivalent rating in another rating agency (whichever is higher) ("the Minimum Rating"), then, as from that date, the collateral provided by DBS in favor of Trustee B will be annulled, the restriction on expanding the series and issuing additional securities guaranteed by the collateral will be lifted,  the restriction on repayment of the shareholder loans and dividend distributions will  be lifted, and grounds for immediate payment to Trustee B under deed of trust B will be annulled. In addition, in this case, any additional interest for the downgrade of the rating will be cancelled.

Notes to the Consolidated Financial Statements as at December 31, 2014

The provisions in this section also apply to the 2012 Debentures, in respect of the Company's guarantee to the lenders (or any of them) in accordance with the 2012 Debentures. In addition, in accordance with the 2012 Debentures, the merger between the Company and DBS, in which the merged (or receiving) company assumed the liabilities of DBS under the 2012 Debentures, will be considered as providing the Company's guarantee to all the lenders under the 2012 Debentures, even if the Company's rating is downgraded to below the Minimum Rating subsequent to the merger.

10.1.6	For information about the guarantees that the Company provided to DBS, see Note 17.3.

Notes to the Consolidated Financial Statements as at December 31, 2014

10.2	Subsidiaries:

10.2.1	Subsidiaries held directly by the Company

The place of incorporation of the companies held directly by the Company is Israel. Below is information about the companies and the Company's rights in them:

Company’s interest in capital
Pelephone Communications Ltd.	100%
Bezeq International Ltd.	100%
Bezeq Online Ltd.	100%
Bezeq Zahav (Holdings) Ltd.	100%
Walla! Communications Ltd.	100%
Stage One Venture Capital Fund	71.8%

*	The Company provided a guarantee in favor of banks in connection with credit of up to NIS 65 million granted to Bezeq International, if granted.

10.2.2	Indirectly held subsidiaries:

	Country of incorporation	Group's equity rights as at 31 December
		2014	2013
Teletel Communication Channels Ltd. (1)	Israel	100%	100%
Coral Tell Ltd. (2)	Israel	-	100%

(1)	On December 31, 2014, the board of directors of Walla! Communications Ltd. ("Walla") adopted a resolution regarding the voluntary liquidation of Teletel Communication Channels Ltd.

(2)
On May 20, 2014, the sale of the entire share capital of Coral Tell Ltd. was completed for NIS 805 million. Coral Tell Ltd. is wholly-owned indirectly by Walla, which operates Yad2. The sale agreement includes an undertaking by Walla and the Company to refrain from engaging in Coral Tell's fields of activity for 24 months. The pre-tax profit arising from the sale amounted to NIS 582 million, and the profit net of tax amounted to NIS 437 million.

Following the sale, intangible assets and goodwill amounting to NIS 183 million were derecognized.

The Company's subsidiaries have investments in other subsidiaries that are not material.

Notes to the Consolidated Financial Statements as at December 31, 2014

11.	Debentures, Loans and Borrowings

11.1.	Composition:

	December 31, 2014	December 31, 2013
	NIS million	NIS million
Current liabilities
Current maturities of debentures	862	485
Current maturities of bank loans	619	651
	1,481	1,136
Non-current liabilities
Debentures	5,451	5,181
Bank loans	3,155	3,510
	8,606	8,691

	10,087	9,827

11.2.	Debentures and loan terms

		December 31, 2014		December 31, 2013
	Note	Carrying amount	Nominal value	Carrying amount	Nominal value	Interest rate range
		NIS million	NIS million	NIS million	NIS million
Loans
Total unlinked loans at variable interest	11.2.1	1,656	1,656	2,033	2,033	Prime -0.33% to prime +0.2%
Total unlinked loans at fixed interest	11.2.1	1,796	1,796	2,068	2,068	6.85% - 5%
Total unlinked loans at fixed interest	11.2.1	300	300	-	-	2.4%
CPI-linked loans at fixed interest		22	18	60	48	4.45%-4.6%
Total loans		3,774	3,770	4,161	4,149

Debentures issued to the public
CPI-linked debentures at fixed interest - Series 5	11.2.2	613	503	931	753	5.3%
CPI-linked debentures at fixed interest - Series 6	11.2.1	3,165	2,874	2,167	1,993	3.7%
Unlinked debentures at variable interest - Series 7	11.2.1	734	734	615	615	Makam for one year +1.4%
Unlinked debentures at fixed interest - Series 8	11.2.1	1,329	1,329	1,329	1,329	5.7%
Total debentures issued to the public		5,841	5,440	5,042	4,690

Non-marketable debentures issued to financial institutions:
Unlinked debentures at fixed interest	11.2.1	400	400	400	400	6.65%
CPI-linked debentures at fixed interest		72	58	212	172	4.4%-4.6%
CPI-linked debentures at fixed interest		-	-	12	9	5.95%
Total debentures issued to financial institutions		472	458	624	581

Total debentures		6,313	5,898	5,666	5,271

Total interest-bearing liabilities		10,087	9,668	9,827	9,420

Notes to the Consolidated Financial Statements as at December 31, 2014

11.2.1
For Series 6 to 8 Debentures and bank loans amounting to NIS 3.75 billion as at December 31, 2014, and for debentures issued to financial institutions in the amount of NIS 400 million, the Company has undertaken the following:

A.
The Company will not create additional liens on its assets unless liens are created at the same time in favor of the debenture holders and the lending banks (negative lien). The lien includes exceptions, including regarding a lien on assets that will be purchased or expanded by the Company, if the undertakings underlying the lien are created for the purchase or expansion of those assets and for the matter of a token lien.

B.
Standard grounds were included for immediate repayment of the debentures and loans, including breach events, insolvency, dissolution procedures or receivership. In addition, a right was determined to call for immediate repayment if a third party lender calls for immediate repayment of the Company's debts in an amount exceeding the amount determined.

In addition, for Series 6 to 8 Debentures banks loans in the amount of NIS 2.14 billion as at December 31, 2014 (out of the total bank loans in the amount of NIS 3.75 billion), and for debentures issued to financial institutions in the amount of NIS 400 million, the Company has undertaken that if it the Company makes an undertaking towards any entity in respect of compliance with financial covenants, the Company will also provide the same undertaking to these debenture holders and banks (subject to certain exceptions).

In addition, the Company has made an undertaking to holders of Series 6 to 8 Debentures  to take steps so that, to the extent under its control, the debentures will be rated by at least one rating company, so long as there are debentures of the relevant series in circulation.

11.2.2	For Series 5 Debentures, standard grounds were established for immediate repayment, including breach events, insolvency, dissolution procedures or receivership.

11.2.3
As at December 31, 2014 and the approval date of the financial statements, the Company was in compliance with all its liabilities, there were no grounds to call for immediate repayment, and financial covenants were not set out as described above.

Notes to the Consolidated Financial Statements as at December 31, 2014

11.3.	Reportable credit

Below is information about the Company's reportable credit, in accordance with Legal Bulletin No. 104-15: Reportable Credit Events, issued by the Israel Securities Authority on October 30, 2011. All loans and debentures were taken by the Company without a specific purpose. The loan principal is repayable in equal payments with the interest payable on the outstanding loan principal, as set out in the table below.

Lender	Date of loan	Date of final repayment	Type of loan	Amount of original loan or par value(NIS million)	Carrying amount of loan (including interest payable) as at December 31, 2014 (NIS million)	Number of principal payments in the year	Principal payments as from	Number of interest payments in the year	Interest rate as at December 31, 2014	Fair value of the liability December 31, 2014 (NIS million)	Imputed effective interest at fair value as at December 31, 2014	Imputed effective interest at fair value as at December 31, 2013	Special conditions	Right to early repayment
Bank A*	May 12, 2011	November 12, 2020	Unlinked fixed interest NIS	500	505	2	2017	2	6.85%	588	2.55%	4.43%	See Note 11.2.1.	Yes
Bank B**	May 12, 2011	November 12, 2020	Unlinked variable interest NIS	500	501	2	2017	2	Prime + 0.2%	501	1.95%	2.70%	See Note 11.2.1.	Yes
Series 5 Debentures	June 1, 2004	June 1, 2016	CPI-linked fixed interest	1,507	646	1	2011	1	5.30%	666	0.97%	- 0.14%	See Note 11.2.2.	No
Series 6 Debentures	July 3, 2011	December 1, 2022	CPI-linked fixed interest	2,874	3,174	1	2018	2	3.70%	3,367	1.45%	1.92%	See Note 11.2.1.	No
Series 7 Debentures	July 3, 2011	December 1, 2022	Unlinked variable interest NIS	734	735	1	2018	4	Makam + 1.4%	766	0.93%	2.03%	See Note 11.2.1.	No
Series 8 Debentures	July 3, 2011	June 1, 2017	Unlinked fixed interest NIS	1,329	1,335	1	2015	2	5.70%	1,426	0.85%	2.07%	See Note 11.2.1.	No

* The Company's loans from Bank A amount to NIS 1,114 million

* The Company's loans from Bank B amount to NIS 1,957 million

Notes to the Consolidated Financial Statements as at December 31, 2014

12.	Trade and Other Payables

	December 31, 2014	December 31, 2013
	NIS million	NIS million

Trade payables (open accounts)*	664	719

Other payables, including derivatives
Liabilities to employees and other liabilities for salaries	324	328
Institutions	127	110
Expenses due	110	106
Accrued interest	64	78
Deferred income	50	50
Derivative instruments	16	14
Other	19	21
Total other payables	710	707

*	Of which, the carrying amount of trade payables that are related parties and interested parties as at December 31, 2014 amounts to NIS 3 million (as at December 31, 2013 – NIS 5 million).

Notes to the Consolidated Financial Statements as at December 31, 2014

13.	Provisions

	Employee claims	Customer claims	Supplier and communication provider claims	Claims for punitive damages	Claims by enterprises and companies	Claims by the State and authorities	Dismantling and clearing of cellular sites	Warranty and others	Total
	NIS million

Balance as at January 1, 2014	63	18	3	1	11	17	64	16	193
Provisions during the period	1	18	4	1	-	-	2	-	26
Provisions used during the period	-	(1)	(4)	-	-	(3)	-	-	(8)
Provisions canceled during the period	(57)	(11)	-	-	-	(2)	(1)	(9)	(80)
Balance as at December 31, 2014	7	24	3	2	11	12	65	7	131

Presented in the statement of financial position as:
Current provisions	7	24	3	2	11	12	-	3	62
Non-current provisions	-	-	-	-	-	-	65	4	69
	7	24	3	2	11	12	65	7	131

For further information about legal claims, see Note 15.

Notes to the Consolidated Financial Statements as at December 31, 2014

14.	Employee Benefits

Employee benefits include severance benefits, other long-term benefits, termination benefits, short-term benefits and share-based payments. For further information about share-based payments, see Note 24 below.

14.1.	Liabilities for employee benefits

		2014	2013
	Note	NIS million	NIS million
Current liabilities for:
Holiday		86	88
Sick pay	14.4	111	114
Voluntary redundancy	14.5	55	48
Current maturities of pensioner benefits	14.3.4	7	7
Total current liability for employee benefits		259	257
Non-current liabilities for:
* Liability for pensioner benefits	14.3.4	121	119
Severance compensation (net) (see composition below)	14.3.1	48	51
Early notice	14.3.3	20	21
Pension	14.3.2	44	43
Total non-current liabilities for employee benefits		233	234

Total liabilities for employee benefits		492	491

Composition of liabilities for severance pay:
Liabilities for severance pay		215	205
Fair value of plan assets		(167)	(154)
		48	51

14.2.	Defined contribution plans

14.2.1
Liabilities for employee benefits at retirement age in respect of the period of their service in the Company and its subsidiaries, and for employees to which Section 14 of the Severance Pay Law – 1963 applies, are covered in full by regular payments to pension funds and insurance companies

	2014	2013	2012
	NIS million	NIS million	NIS million
Amount recognized as an expense for a defined contribution plan	191	182	182

14.2.2
The pension rights of Company employees for the period of their employment in the civil service through January 31, 1985, are covered by a pension fund ("the Makefet Fund"), which assumed the State's obligation following an agreement between the Government of Israel, the Company, the Histadrut and the Makefet Fund.

14.2.3
The severance obligation to employees who leave their employment on terms entitling them to compensation is covered, for the period from February 1, 1985, by regular contributions to such pension funds and insurance companies (in accordance with Section 14 of the Severance Pay Law).

Severance pay for the period of employment in the civil service through January 31, 1985, is paid by the Company, and the monies accumulated in the Makefet Fund for that period are kept in a fund that will be used for the employees' rights.

Notes to the Consolidated Financial Statements as at December 31, 2014

14.2.4	For some employees, the Group has an obligation to pay severance in excess of the amount accumulated in the compensation fund which is in the employees' names. See section 14.3.1 below.

14.3.	Defined benefit plans

Obligations for defined benefit plans in the Group include the following:

14.3.1
The severance obligation for the balance of the obligation not covered by contributions and/or insurance policies in accordance with the existing labor agreements, the Severance Pay Law, and the salary components which the managements of the companies believe entitle the employees to receive compensation. For this part of the obligation, there are deposits in the name of Group companies in pension funds and insurance companies. The deposits in pension funds and insurance companies include accrued linkage differences and interest. Withdrawal of the reserve monies is contingent upon fulfillment of the provisions in the Severance Pay Law.

14.3.2
An obligation in accordance with the collective agreement of 2006 for employees who transferred from civil service to the Company, and who are entitled, following retirement, to a supplement in pension payments for the difference between the Civil Service Law and the standard policy of Makefet. The Company also has an obligation to a number of senior employees who are entitled to voluntary redundancy terms (pension and retirement grants) which are not dependent on the existing retirement agreements for all employees

14.3.3	An obligation in accordance with the employment agreements of some of the senior employees in the Group for payment of a benefit for notice upon severance.

14.3.4
Company retirees receive, in addition to pension payments, benefits which consist mainly of a holiday gift (linked to the dollar exchange rate), financing for the upkeep of retiree clubs and social activities The Company's liability for these costs accumulates during the employment period. The Company’s financial statements include the liabilities for expected costs in the post-employment period.

14.4.
Provision for sick pay (other long-term benefit)

The financial statements include a provision in respect of redemption and use of sick leave. The right to accumulate sick leave was taken into account for all employees in the Group. Only employees eligible under the terms of the employment agreement may redeem sick leave. The provision was computed on the basis of an actuarial calculation, including the assumption of positive accumulation of days by most of the employees and use of days by the last in first out (LIFO) method.

14.5.
Benefits for voluntary redundancy and dismissal in the Company

According to the collective agreement of December 2006, between the Company and the employees union and the New Histadrut, and according to the amendment to the agreement of December 2010, the Company may, at its discretion, terminate the employment of 245 permanent employees in each of the years 2010-2016 (the Company’s right is accumulated over the years).

The Company recognizes expenses for voluntary redundancy when the Company is committed demonstrably, without realistic possibility of withdrawal, to a defined plan to terminate employment before the defined date, according to a defined plan. The collective agreement allows the Company to dismiss employees, but does not create a demonstrable commitment without realistic possibility of withdrawal. Accordingly, the Company recognizes the expense for voluntary redundancy on the date the plan is approved.

In 2014, voluntary redundancy expenses amounted to NIS 176 million.

Notes to the Consolidated Financial Statements as at December 31, 2014

14.6.	Collective agreement at Pelephone

In December 2013, Pelephone signed a collective agreement with the Histadrut New General Federation of Labor and Pelephone's workers committee.

The agreement included retrenchment quotas at Pelephone and severance pay to tenured employees who end their employment under these processes.

Following the implementation of the agreement, in 2013, a non-recurring expense of NIS 61 million was recorded.

In November 2014, a special collective agreement was signed regarding voluntary redundancy in 2014, when 150 employees retired at a total cost of NIS 18 million, in an increased compensation track, in accordance with the requirements of Pelephone.

14.7.	Actuarial assumptions

The main actuarial assumptions for defined benefit plans at the reporting date are as follows:

14.7.1	Mortality rates are based on the rates published in Insurance Circular 2013-3-1 of the Ministry of Finance.

14.7.2
Churn rates were determined on the basis of the past experience of the Company and the subsidiaries, distinguishing between different employee populations and taking into account the number of years of employment. The churn rates include a distinction between severance with entitlement to full severance compensation and severance without entitlement to this right.

14.7.3
As at December 31, 2014, the discount rate (nominal) is based on the yield on linked high-quality corporate debentures with maturity dates approximating those of the gross obligation.

As at December 31, 2013, the discount rate (nominal) is based on the yield on government bonds. The discount rate was changed further to publication of the position of the Securities Authority as described in Note 1.7.2.

14.7.4	The main discount rates are as follows:

	December 31, 2014	December 31, 2013
	Average discount rate	Average discount rate
Severance compensation	3.7%	4.2%
Retirement benefits	4.7%	5%

14.7.5
Assumptions regarding salary increments for calculation of the liabilities were made on the basis of the management's assessments, distinguishing between the groups of employees. The main assumptions (in nominal terms) regarding salary increases of the main employee groups are as follows:

Salary increase assumptions
Permanent employees in the Company	Average adjustment of 7% for young employees, decreasing gradually to 2.7% at the age of 66.
Permanent employees in the Company	Average adjustment of 3.2% for young employees, decreasing gradually to 1.4% at the age of 66.
Company's employees that are not permanent	6.5% for young employees decreasing gradually to 0%, 3.5% for senior employees
Pelephone employees	An increase of 3.1% as from 2015, as set out in the collective agreement at Pelephone

Notes to the Consolidated Financial Statements as at December 31, 2014

14.7.6
Sensitivity analysis for actuarial assumptions

Analysis of the possible effect of changes in the main actuarial assumptions on liabilities for a defined benefit: The calculation was for each separate assumption, assuming that the other assumptions remained unchanged.

	December 31, 2014	December 31, 2013
	NIS million	NIS million
Rate of future salary increases, addition of 0.5%	15	15
Discount rate, addition of 0,5%	(16)	(16)
Churn assumptions, addition of 5%	(8)	(7)

A decrease in assumptions is expected to have a similar effect in the opposite direction.

14.8.	Effect of employee benefit plans on the Group's future cash flows

The Group expects NIS 9 million in contributions to be paid to the funded defined benefit plan in 2015.

Average weighted useful life of liabilities for the main severance benefits:

	December 31, 2014	December 31, 2013
	Years	Years
Severance compensation	10.9	10
Retirement benefits	15.7	16

15.	Contingent Liabilities

During the normal course of business, legal claims were filed against Group companies or there are pending claims (“in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include adequate provisions (as described in Note 13), where provisions are required to cover the exposure resulting from such claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as at December 31, 2014 for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 2.1 billion. There is also additional exposure of NIS 552 million for claims, the chances of which cannot yet be assessed

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

This amount and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section 15.3 below.

Notes to the Consolidated Financial Statements as at December 31, 2014

15.1	Following is a detailed description of the Group's contingent liabilities as at December 31, 2014, classified into groups with similar characteristics:

		Provision	Additional exposure	Exposure for claims that cannot yet be assessed
Claims group	Nature of the claims	NIS million
Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of the Company in respect of recognition of various salary components as components for calculation of payments to Company employees, some of which have wide ramifications in the Company.	7	51	-
Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	24	1,834	552
Supplier and communication provider claims	Legal claims for compensation for alleged damage as a result of the supply of the service and/or the product.	3	118	-
Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies and in relation to real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	2	64	-
Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	48	-
Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the authorities (including property taxes) or by the authorities to the Group companies.	12	37	-
Total legal claims against the Company and subsidiaries		59	2,152	552

Contingent liabilities for legal claims against associates		9	784	-

15.2
On November 16, 2014, the acting Antitrust Commissioner ruled that under section 43A(5) of the Restrictive Practices Law, the Company abused its market position by selling internet infrastructure to its competitors at a higher price than the price sold to the consumer. The Company disputes the determination (which is prima facie evidence in any legal proceedings) and is preparing to file an appeal at Antitrust Tribunal. At this stage, prior to filing the appeal and the Commissioner's response to the appeal, the chances of the proceedings cannot be estimated.

15.3
Subsequent to the reporting date, a claim for NIS 1.1 billion or NIS 2 billion (according to the calculation method for the damage) was filed against the Company and officers in the Company. In addition, claims amounting to NIS 211 million were filed against Group companies and NIS 126 million against an associate. At the approval date of the financial statements, the exposure for these claims cannot yet be assessed. In addition, claims against Group companies with exposure of NIS 183 million and a claim against an associate for NIS 18 million came to an end.

Notes to the Consolidated Financial Statements as at December 31, 2014

16.	Agreements

16.1
Group companies have operating lease agreements for land, property and vehicles used by Group companies. The minimum future contractual rental payments during the next five years, calculated according to the rental fees in effect as at December 31, 2014, are as follows:

	Real estate	Vehicles	Total
Year ended December 31	NIS million	NIS million	NIS million
2015	257	90	347
2016	220	62	282
2017	169	36	205
2018	117	-	117
2019	84	-	84
2020 onwards	174	-	174
	1,021	188	1,209

16.2
In May 2013. Pelephone signed an agreement with Apple International (“Apple”) for continued acquisition and distribution of iPhones in Israel. According to the agreement, under certain circumstances, Pelephone is required to purchase a minimum number of iPhones every year for an additional three years at the prices in effect at the manufacturer on the actual purchase date. Pelephone believes that, similar to previous years, these quantities will constitute a substantial part of the quantities of iPhones that it expects to sell in the agreement period.

16.3	Pelephone has open orders for the acquisition of terminal equipment amounting to NIS 95 million (as at December 31, 2013, NIS 92 million).

16.4	For information about agreements for the purchase of property, plant and equipment, see Note 7.6 above.

17.	Securities, Liens and Guarantees

The Group's policy is to provide tender, performance and legal guarantees. In addition, the Company provides bank guarantees, where necessary, for banking obligations of subsidiaries and associates.

17.1	The Group companies have guarantees of NIS 100 million in favor of the Ministry of Communications to secure the terms of their licenses (mostly linked to the USD exchange rate).

17.2	The Group companies have bank guarantees totaling NIS 84 million in favor of third parties.

17.3
The Company provided a bank guarantee to DBS, which DBS had provided in favor of the State of Israel, according to the terms of DBS's license. The guarantee is in accordance with the proportionate rate of the Company's holdings in DBS. As at December 31, 2014, the balance of the Company's share in the guarantee is NIS 20 million (linked to the CPI).

17.4	For information about the conditions for loans and borrowings, see Note 11.2.

17.5	For the Company's guarantee to Bezeq International in respect of bank credit, see Note 10.2.

17.6	For the securities, liens and stipulations of DBS, see Note 10.1.

Notes to the Consolidated Financial Statements as at December 31, 2014

18.	Capital

18.1.	Share capital

	Registered share capital		Issued and paid up share capital
	Number of shares		Number of shares
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Ordinary shares of NIS 1 par value	2,825,000,000	2,825,000,000	2,743,283,920	2,730,129,689

18.2.	Dividends

18.2.1
Dividend distribution policy

On August 4, 2009, the Board of Directors resolved to distribute a dividend to the shareholders amounting to 100% of the semi-annual profit (after tax) (profit for the period attributable to the shareholders of the Company), in accordance with the consolidated financial statements of the Company. Application of the policy to distribute a dividend is subject to the provisions of the law, including the distribution criteria prescribed in the Companies Law, and the estimation of the Board of Directors of the Company regarding the Company’s ability to meet its existing and anticipated liabilities, taking into consideration the projected cash flow, the Company's operations and liabilities, the cash balance, its plans and position as will be from time to time and subject to the approval of the general meeting of the Company's shareholders regarding any specific distribution, as set out in the articles of association of the Company. Since the date of the resolution, the Company’s dividend policy has not been changed.

It is noted that following the Board of Director's resolution of February 10, 2015 regarding the Company's engagement with Eurocom DBS for acquisition of the full holdings of Eurocom DBS in DBS, the Board of Directors determined that revaluation gains that are expected to be generated for the Company in accordance with accounting principles, if the transaction is completed, will be excluded from the dividend policy and will not be distributed as a dividend.

18.2.2
Distribution not in compliance with the earnings test

In 2011-2013, the Company made a special distribution, which was approved at the beginning of 2011, amounting to NIS 3 billion, a sum which exceeds the Company's profits, as set out in Section 302 of the Companies Law (“the Special Distribution”). This will be distributed to the Company's shareholders in six equal semi-annual lots (without interest or linkage payments).

18.2.3	Distributions made by the Company in 2013-2014:

	Distributed amount per share	2014	2013
Distribution date	(NIS)	NIS million	NIS million
Regular dividend (see section 18.2.1 above)
May 13, 2013	0.316	-	861
September 15, 2013	0.355	-	969
April 23, 2014	0.294	802	-
October 2, 2014	0.463	1,267	-
Total distribution of a regular dividend		2,069	1,830
Special distribution (see section 18.2.2 above)
May 13, 2013	0.183	-	500
September 15, 2013	0.183	-	500
Total special distribution		-	1,000

		2,069	2,830

Notes to the Consolidated Financial Statements as at December 31, 2014

18.2.4
On March 25, 2015, the Board of Directors of the Company resolved to recommend to the general meeting of the Company's shareholders the distribution of a cash dividend of NIS 844 million to the shareholders. As at the approval date of the financial statements, the dividend has not yet been approved by the general meeting.

18.2.5	The Company also issued share options to employees, managers and senior employees in the Group (see Note 24).

19.	Revenues

	Year ended December 31
	2014	2013	2012
	NIS million	NIS million	NIS million
Domestic fixed-line communication
Fixed-line telephony	1,636	1,908	2,179
Internet - infrastructure	1,394	1,283	1,166
Transmission and data communication	802	794	784
Other services	220	220	218
	4,052	4,205	4,347
Cellular communications
Cellular services and terminal equipment	2,399	2,744	3,174
Sale of terminal equipment	966	1,000	1,203
	3,365	3,744	4,377

International communications, internet and NEP services	1,425	1,367	1,289

Other	213	247	265

	9,055	9,563	10,278

20.	Salaries

	Year ended December 31
	2014	2013	2012
	NIS million	NIS million	NIS million
Salaries and incidentals - operating	1,691	1,741	1,775
General and administrative	560	589	634
Share-based payments (see also Note 24)	1	34	70
Total salaries and incidentals	2,252	2,364	2,479
Less salaries recognized in investments in property, plant and equipment and intangible assets	484	492	503
	1,768	1,872	1,976

Notes to the Consolidated Financial Statements as at December 31, 2014

21.	General and Operating Expenses*

	Year ended December 31
	2014	2013	2012
	NIS million	NIS million	NIS million
Terminal equipment and materials	928	1,071	1,263
Interconnectivity and payments to domestic and international operators	847	905	900
Maintenance of buildings and sites	639	607	663
Marketing and general	555	563	556
Services and maintenance by sub-contractors	137	162	158
Vehicle maintenance	154	152	162
Content services	58	65	103
Royalties and collection fees	48	51	148
	3,366	3,576	3,953

*	Less expenses of NIS 63 million recognized in 2014 for investments in property, plant and equipment and intangible assets (in 2013, NIS 64 million and in 2012, NIS 61 million),

22.	Other Operating Expenses (Income), Net

	Year ended December 31
	2014	2013	2012
	NIS million	NIS million	NIS million

Profit from the sale of shares in Coral Tell Ltd. (see Note 10.2.2)	582	-	-
Profit from the sale of property, plant and equipment (mainly real estate)	167	120	125
Profit from copper sales	8	47	79
Elimination of provision for contingent liabilities, net	23	-	10
Other operating income	780	167	214
Provision for severance pay in voluntary redundancy (see Note 14.5)	176	90	32
Expenses for a collective agreement at Pelephone (see Note 14.6)	18	61	-
Loss from the discontinuation of a software development project	-	1	54
Total other operating expenses	194	152	86

Other operating income, net	(586)	(15)	(128)

Notes to the Consolidated Financial Statements as at December 31, 2014

23.	Financing Expenses (Income), Net

	Year ended December 31
	2014	2013	2012
	NIS million	NIS million	NIS million
Interest expenses for financial liabilities	386	428	446
Finance expenses for payable dividend	-	31	75
Linkage and exchange rate differences, net	44	58	52
Financing expenses for employee benefits, net	21	15	20
Other financing expenses	35	41	56
Total financing expenses	486	573	649
Interest and linkage differences from loans to an associate	213	226	193
Income for credit in sales	84	122	147
Revenues from financial assets classified as available for sale	-	-	78
Net change in fair value of financial assets held for trading and derivatives	-	2	24
Interest revenues from bank deposits, investments and others	17	28	16
Other financing income, net	42	50	40
Total financing income	356	428	498

Financing expenses, net	130	145	151

24.	Share-Based Payments

24.1
As at December 31, 2014, the Company has two option plans settled in shares through a net exercise mechanism and a phantom option plan, settled in cash. All of the options that were granted are non-marketable and each plan will vest in three equal lots. The exercise price is adapted to changes in equity and distribution of a dividend. Additional information:

Name of plan	Number of options granted (before forfeiture and exercise) (thousands)	Number of options in circulation as at December 31, 2014 (in thousands)	Exercise price as at December 31, 2014 (NIS)	Weighted average of remaining contractual life (years)
Employee option plan of 2010	69,495	31,315	3.37	1.08
Option plan for senior managers and employees of the Group of 2007	65,250	100	4.18	3
Phantom options plan for senior officers in the Group granted in December 2010	16,400	2,150	6.12	1

Notes to the Consolidated Financial Statements as at December 31, 2014

24.2	Change in the number of options settled in shares

	No. of options
	Year ended December 31
	2014	2013	2012
	thousands	thousands	thousands
Balance in circulation as at January 1	58,057	70,027	82,061
Options granted during the year	-	-	646
Options forfeited during the year	(100)	(707)	(1,203)
Options exercised during the year	(26,542)	(11,263)	(11,477)
Balance in circulation at the end of the period	31,415	58,057	70,027

Exercisable at the end of the period	31,251	39,299	30,600

The average share price in 2014, 2013 and 2012 is NIS 6.30 per share, NIS 5.35 per share and NIS 5.16 per share, respectively.

See Note 20 for information about salary expenses for share-based payments.

25.	Earnings per Share

Basic and diluted earnings per share

The calculation of basic earnings per share was based on the profit attributable to holders of ordinary shares, and on a weighted average number of ordinary shares outstanding, calculated as follows:

	2014	2013	2012
	NIS million	NIS million	NIS million

Profit attributable to holders of ordinary shares	2,111	1,771	1,861

Weighted average number of ordinary shares (basic)	2,736	2,726	2,720
Effect of share options exercised	19	15	6
Weighted average number of ordinary shares (diluted)	2,755	2,741	2,726

The average market value of the Company's shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

Notes to the Consolidated Financial Statements as at December 31, 2014

26.	Segment Reporting

The Group operates in various segments in the communications sector, so that every company in the Group operates in one separate business segment. The primary reporting format, by business segments, is based on the Group's management and internal reporting structure.

Each company provides services in the segment in which it operates, using the property, plant and equipment and the infrastructure it owns (see also Note 19). The infrastructure of each company is used only for providing its services. Each of the companies in the Group is exposed to different risks and yield expectations, mainly in the matter of the technology and competition in the segment in which it operates. Accordingly, the separable component in the Group is each company in the Group.

The Company's investment in DBS is accounted for using the equity method. The Group reports on multichannel television as an operating segment without adjustment to ownership rates.

Based on the above, the business segments of the Group are as follows:

- Bezeq The Israel Telecommunication Corp. Ltd.: fixed line domestic communications

Pelephone Communications Ltd.: cellular communications

- Bezeq International Ltd.: international communications, internet services and network end point

DBS Satellite Services (1998) Ltd.: multichannel television

The other companies in the Group are presented under the "Other" item. Other operations include call center services (Bezeq Online), content services, online shopping and classified ads, (through Walla, WallaShops, Yad2 and other sites) These operations are not recognized as reporting segments as they do not fulfill the quantitative thresholds. The Group’s investment in the Stage One venture capital fund is presented under adjustments.

Inter-segment pricing is set at the price determined in a transaction between unrelated parties.

The results, assets and liabilities of a segment include items directly attributable to that segment, as well as those that can be allocated on a reasonable basis. Segment capital expenditure is the total cost incurred during the period for acquisition of property, plant and equipment and intangible assets.

Notes to the Consolidated Financial Statements as at December 31, 2014

26.1	Operating segments

	Year ended December 31, 2014
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	4,045	3,361	1,419	1,724	209	(1,724)	9,034
Inter-segment revenues	272	58	85	-	17	(411)	21
Total revenues	4,317	3,419	1,504	1,724	226	(2,135)	9,055

Depreciation and amortization	688	430	130	297	23	(287)	1,281

Segment results – operating profit	1,980	449	232	273	629	(337)	3,226
Financing expenses	472	21	18	620	2	(647)	486
Financing income	(285)	(77)	(9)	(26)	(11)	52	(356)
Total financing expenses (income), net	187	(56)	9	594	(9)	(595)	130

Segment profit (loss) after financing expenses, net	1,793	505	223	(321)	638	258	3,096
Share in profits (losses) of associates	-	-	1	-	(3)	(168)	(170)
Segment profit (loss) before income tax	1,793	505	224	(321)	635	90	2,926
Income tax	478	132	60	1	147	(3)	815
Segment results – net profit (loss)	1,315	373	164	(322)	488	93	2,111

Segment assets	8,483	3,541	1,207	1,820	682	(2,517)	13,216
Investment in associates	-	-	4	-	11	1,042	1,057
Goodwill	-	-	6	-	10	1,024	1,040
Segment liabilities	12,369	696	392	6,484	107	(7,176)	12,872
Investments in property, plant and equipment and intangible assets	835	339	110	332	17	(332)	1,301

Notes to the Consolidated Financial Statements as at December 31, 2014

	Year ended December 31, 2013
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	4,198	3,741	1,365	1,633	241	(1,633)	9,545
Inter-segment revenues	280	68	68	2	21	(421)	18
Total revenues	4,478	3,809	1,433	1,635	262	(2,054)	9,563

Depreciation and amortization	683	458	130	263	31	(254)	1,311

Segment results – operating profit	1,998	608	227	268	(4)	(278)	2,819
Financing expenses	534	46	23	654	6	(690)	573
Financing income	(317)	(137)	(9)	(7)	-	42	(428)
Total financing expenses (income), net	217	(91)	14	647	6	(648)	145

Segment profit (loss) after financing expenses, net	1,781	699	213	(379)	(10)	370	2,674
Share in profits (losses) of associates	-	-	1	-	-	(253)	(252)
Segment profit (loss) before income tax	1,781	699	214	(379)	(10)	117	2,422
Income tax	410	178	56	2	5	-	651
Segment results – net profit (loss)	1,371	521	158	(381)	(15)	117	1,771

Segment assets	7,767	4,126	1,248	1,617	232	(2,155)	12,835
Investment in associates	-	-	3	-	14	998	1,015
Goodwill	-	-	6	-	87	1,079	1,172
Segment liabilities	11,234	1,242	440	5,960	249	(6,526)	12,599
Investments in property, plant and equipment and intangible assets	777	335	106	327	19	(327)	1,237

Notes to the Consolidated Financial Statements as at December 31, 2014

	Year ended December 31, 2012
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	4,339	4,371	1,286	1,636	256	(1,636)	10,252
Inter-segment revenues	291	97	54	-	36	(452)	26
Total revenues	4,630	4,468	1,340	1,636	292	(2,088)	10,278

Depreciation and amortization	730	531	136	248	25	(234)	1,436

Segment results – operating profit	1,959	892	219	253	(13)	(269)	3,041
Financing expenses	581	101	18	563	7	(621)	649
Financing income	(322)	(146)	(10)	(2)	-	(18)	(498)
Total financing expenses (income), net	259	(45)	8	561	7	(639)	151

Segment profit (loss) after financing expenses, net	1,700	937	211	(308)	(20)	370	2,890
Share in profits (losses) of associates	-	-	1	-	-	(246)	(245)
Segment profit (loss) before income tax	1,700	937	212	(308)	(20)	124	2,645
Income tax	473	239	52	2	(3)	15	778
Segment results – net profit (loss)	1,227	698	160	(310)	(17)	109	1,867

Notes to the Consolidated Financial Statements as at December 31, 2014

26.2	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities

	Year ended December 31
	2014	2013	2012
	NIS million	NIS million	NIS million
Revenues
Revenues from reporting segments	10,964	11,355	12,074
Revenues from other segments	226	262	292
Cancellation of revenues from inter-segment sales except for revenues from sales to an associate reporting as a segment	(411)	(421)	(452)
Cancellation of revenues for a segment classified as an associate	(1,724)	(1,633)	(1,636)
Consolidated revenues	9,055	9,563	10,278

Profit or loss
Operating profit for reporting segments	2,934	3,101	3,323
Cancellation of expenses for a segment classified as an associate	(273)	(268)	(253)
Financing income (expenses), net	(130)	(145)	(151)
Share in losses of associates	(170)	(252)	(245)
Profit (loss) for operations classified in other categories	629	(4)	(13)
Other adjustments	(64)	(10)	(16)
Consolidated profit before income tax	2,926	2,422	2,645

	December 31, 2014	December 31, 2013
	NIS million	NIS million
Assets
Assets from reporting segments	15,061	14,767
Assets attributable to operations in other categories	703	333
Goodwill not attributable to an operating segment	1,024	1,079
Investment in an associate (mainly loans) reported as a segment	1,026	979
Cancellation of assets for a segment classified as an associate	(1,820)	(1,617)
Less inter-segment assets and other adjustments	(681)	(519)
Consolidated assets	15,313	15,022

Liabilities
Liabilities from reporting segments	19,941	18,876
Liabilities attributable to operations in other categories	107	249
Cancellation of liabilities for a segment classified as an associate	(6,484)	(5,960)
Less inter-segment liabilities	(692)	(566)
Consolidated liabilities	12,872	12,599

Notes to the Consolidated Financial Statements as at December 31, 2014

27.	Transactions with Interested and Related Parties

27.1	Identity of interested and related parties

The Company’s interested and related parties are as defined in the Securities Law and in IAS 24, Related Party Disclosures and include mainly B Communications Ltd. ("B Communications), related parties of B Communications, jointly-controlled entities, associates, directors and key management personnel in the Company or the parent company and a person who is close to a family member of any of these individuals.

27.2	Balances with interested and related parties

	December 31
	2014	2013
	NIS million	NIS million
Trade receivables - associates	15	52
Loan to an associate, see Note 27.3 below.	2,181	1,968
Liabilities to related parties, net *	(41)	(53)

27.3	Loans provided to an associate

For the loans provided by the Company to the associate DBS, see Note 10.1. DBS also received loans from Eurocom DBS Ltd. As at December 31, 2014, the balance of the loans under the loan terms amounts to NIS 1,538 million (as at December 31, 2013 – NIS 1,509 million). In 2014, maximum revenues and linkage differences of Eurocom DBS Ltd. under the terms of loans amount to NIS 29 million (in 2013 - NIS 56 million). DBS presents the loans in its financial statements at fair value at the measurement date, plus interest and linkage differences as at the reporting date. As at December 31, 2014, the balance of the loans in the financial statements of DBS is NIS 1,152 million (as at December 31, 2013 – NIS 1,005 million). In 2014, maximum revenues and linkage differences under the terms of loans amount to NIS 147 million (in 2013 - NIS 146 million).

27.4	Transactions with interested and related parties

	Year ended December 31
	2014	2013	2012
	NIS million	NIS million	NIS million
Revenues
From associates (including financing income for shareholders' loans	229	246	221
From related parties	9	8	7
Expenses
To related parties	38	46	50
Associate to related parties	81	80	95
To associates	1	7	1
Property, plant and equipment
Related parties	76	66	90

Notes to the Consolidated Financial Statements as at December 31, 2014

27.5	Transactions with interested and related parties

27.5.1
Negligible transactions

On March 7, 2011, the Company’s Board of Directors resolved to adopt guidelines and regulations to classify a transaction of the Company, its subsidiary or associate with an interested party as a negligible transaction, which is not an extraordinary transaction, as set out in Article 41(A)(6) of the Securities Regulations (Annual Financial Statements), 2010 (“the Annual Financial Statements Regulations”). These guidelines and regulations are also used to assess the scope of disclosure in the periodic report and prospectus (including shelf offering reports) regarding a transaction of the Company, a company under its control and a subsidiary or associate with a controlling shareholder or in which the controlling shareholder has a personal interest as set out in Article 22 of the Securities Law (Periodic and Immediate Reports), 1970 (“the Periodic Reports Regulations”) and Article 54 of the Securities Regulations (Prospectus Details and Draft Prospectus – Structure and Form), 1969, and to assess the need to submit an immediate report for the transaction of the Company, as set out in Article 37(A)(6) of the periodic reports regulations (types of transactions determined in the financial statements regulations) and the prospectus details regulations referred to above ("the Interested Party Transactions").

From time to time, the Company and its subsidiaries or associates carry out negligible transactions, which are not extraordinary transactions, with an interested party in the Company or with related parties, of the types and nature detailed below:

1.
Sales of communications services and products by Group companies, including: basic communication services (telephony, transmission and PRI) and hosting at server farms; cellular services, value added services and sales and upgrading of cellular end equipment; web browsing services, international telephony services, hosting services and data communication services; multichannel television services

2.
Purchase of devices from Eurocom Group companies (companies owned by the controlling shareholder of the Company or companies controlled by the controlling shareholder at the approval date of the agreement), including acquisition of electronic equipment, terminal equipment, communication equipment, pit covers

3.
Acquisition of maintenance and development services from companies in the Eurocom Group, including maintenance, development and upgrading services for systems used in the Group companies, maintenance and spare parts for exchanges; content development services and communication applications.

4.	Sales of maintenance, upgrading and development services by Group companies, including: maintenance of equipment, content development services and communication applications

5.
Sale of user rights in communication infrastructure, call transfer, including sale of user rights in international communication infrastructure and supply of a local segment in Israel, hosting services at server farms, and reciprocal call transfer and completion agreements with Eurocom Group companies.

6.	Placement and outsourcing services

7.
Rental, management and real estate acquisition agreements, including rental of areas used for communication facilities, warehouses; and rental of areas to Eurocom Group companies in properties owned by the Company

8.
Acquisition of advertising and content services, including agreements to acquire media slots from media companies in the Eurocom Group; agreement for to use content on Pelephone's cellular portal; acquisition of portals from Eurocom Group companies; media content management services by Eurocom Group companies.

Notes to the Consolidated Financial Statements as at December 31, 2014

9.
Transactions relating to joint marketing, advertising, discounts and sponsorship with Eurocom Group companies or related to products of Eurocom Group companies, including distribution agreements (dealer) for marketing Company services, joint marketing campaigns, consignment agreements for the sale of Eurocom Digital Communications equipment, and technological sponsorship at exhibitions organized by the Company.

10.
Contribution to the community together with Eurocom Group companies and contribution to organizations/projects in which the controlling shareholder of the Company or his relative volunteers as an officer. These contributions are part of the Company's contribution policy.

In the absence of special qualitative considerations all the circumstances, a transaction that is in the Company’s regular course of business, is carried out in market conditions and has no material effect on the Company, shall be deemed negligible if all the following parameters exist:

A.	The amount of the transaction does not exceed NIS 10 million.

B.	The Company is not required to issue an immediate report for the transaction under Article 36 of the periodic reports regulations or any other law.

C.
The transaction does not address the conditions of office and employment (as defined in the Companies Law, 1999,"the Companies Law") of an interested party or his relative, or a transaction as set out in section 270(4) of the Companies Law (transaction of a public company with a holder of control therein, directly or indirectly, including through a company he controls, in respect of receiving services from it by the Company and if such person is also an officer - as to the conditions of his office and employment, and if he is an employee of the Company but not an officer, as to his employment by the Company).

According to the provisions of the Companies Law, as amended from time to time, once a year, before publication of the annual financial statements, the audit committee will review the parameters set out above, and whether they require updating. In general, each transaction will be tested separately for negligibility. Notwithstanding the aforesaid, separate transactions that are part of the same continuing transaction or very similar transactions that are carried out routinely and repeatedly, will be tested as one transaction on an annual basis for negligibility, provided the scope of the transaction does not exceed NIS 10 million, as set out above.

The Board of Directors may, from time to time and at its discretion, amend the parameters for a negligible transaction. This amendment will be duly reported.

Notes to the Consolidated Financial Statements as at December 31, 2014

27.5.2	Below are transactions listed in section 270(4) of the Companies Law, which are not considered as negligible transactions

Approval date of the general meeting (after approval of the Company's audit committee and Board of Directors)	Nature of the transaction	Amount of the transaction	Nature of the personal interest
April 24, 2012
Approval of the Company's vote in the general meeting of DBS in favor of the agreement between DBS and Eurocom Digital Communications Ltd. ("Eurocom") and Advanced Digital Broadcast SA ("ADB") to acquire yesMax Total 3 converters in accordance with an existing framework agreement until December 31, 2014.
		Total cost of USD 10 million	Section A below
July 25, 2012
Approval of the Company's vote at the general meeting of shareholders of DBS in favor of DBS's agreement with Eurocom and ADB for the acquisition of yesMaxTotal converters in accordance with the existing framework agreement until December 31, 2014
		An additional cost of up to USD 3 million, to the extent required by the market situation	Section A below
October 11, 2012
Amendment to and extension of Pelephone's agreement with Eurocom Cellular Communications Ltd. Under the amendment, the agreement that was approved at the general meeting on June 10, 2010 will be expanded to include products manufactured by the Chinese electronics manufacturer ZTE. The agreement will be extended by three years until December 31, 2015.
		Annual scope of up to NIS 300 million	Section B below
Approved by the Company's Board of Directors on April 25, 2013 in accordance with the Companies Regulations (Relief in Transactions with Interested Parties), 2000 ("the Relief Regulations for Transactions with Interested Parties")

Extension of the arrangements approved at the Company's general meeting on October 14, 2010, between the Company and DBS and between Bezeq International and DBS for reciprocal marketing of products and services until December 31, 2015
		The fees to be paid by the parties to each other will be in accordance with the criteria approved by the general meeting as part of the original approval for the agreement	Section B below
May 8, 2013
Approval of the Company's vote at the general meeting of DBS in favor of DBS's agreement with Space Communications Ltd. ("Space Communications") for leasing space segments, in which the original agreement will be amended and extended. The agreement is valid until the end of 2028.
		Total amount of up to USD 227 million (net including discounts for satellite segments leased in the existing agreement)	Section D below.
June 13, 2013
The amendment to the Company's three-year agreement with Eurocom Communications Ltd. ("Eurocom Communications") for ongoing management and consultation services valid until May 31, 2016, unless one of the parties announces its intention to terminate the agreement with three months’ notice. For further information see section E below.
		NIS 5.5 million per year	Section E below
Approved by the Company's Board of Directors on November 6, 2013 in accordance with the relief regulations for transactions with interested parties	Amendment to and extension of DBS's agreement with Eurocom and ADB for acquisition of yesMaxTotal3 converters	The total cost will be USD 10 million per year	Section A below
January 27, 2014
Approval of the Company's vote at the general meeting of DBS in favor of DBS's agreement with Eurocom and ADB for the acquisition of an additional quantity of yesMaxTotal converters and power supplies for yesMax HD converters, until June 30, 2015.

For converters: a total cost of USD 14 million In addition, there is an additional 2.42% of the price for the cost of the hard drive only, if there are changes due to an increase in hard drive prices
For power supplies: a total cost of USD 197 thousand
Section A below

Notes to the Consolidated Financial Statements as at December 31, 2014

Approval date of the general meeting (after approval of the Company's audit committee and Board of Directors)	Nature of the transaction	Amount of the transaction	Nature of the personal interest
Approved by the Company's Board of Directors on February 27, 2013 in accordance with the relief regulations for transactions with interested parties	Approval of the extension of supplier credit terms in accordance with the agreement between DBS and Space Communications for lease of space segments, up to December 31, 2014.	NIS 920 thousand	Section D below.
Approved by the Company's Board of Directors on November 27, 2014 in accordance with the relief regulations for transactions with interested parties	Approval of the extension of supplier credit terms in accordance with the agreement between DBS and Space Communications for lease of space segments, up to December 31, 2014.	(NIS 874 thousand).	Section D below
January 14, 2015
Approval of the Company's vote at the general meeting of DBS in favor of DBS's agreement with Eurocom and ADB for the order of an additional quantity of yesMaxTotal converters, until December 31, 2015.
		A total cost of USD 12 million and an additional price of up to 1.9% for the cost of the hard drive only, if there are changes due to an increase in hard drive prices	Section A below
March 23, 2015
Acceptance of the terms established by the Antitrust Commissioner in his approval of the merger on March 26, 2014, both by the Company and by DBS (in the context of the Company's vote in the general meeting of DBS) and announcement of the exercise, at no cost, of the Company's option for the allotment from Yes of 6,221 shares of Yes, representing 8.6% of the share capital of Yes. The Company's engagement in an acquisition agreement with Eurocom DBS was also approved, whereby the Company will acquire the entire holdings of Eurocom DBS in Yes shares and all the shareholder loans provided by Eurocom DBS to DBS.

The total cost is comprised of: a) total cash of NIS 680 million; b) total cash of up to NIS 200 million, subject to certain conditions; c) total cash of up to NIS 170 million, subject to certain conditions. For information about the conditions relating to B and C, see Note 10.1.2 above.
Section F below

Transaction with a controlling shareholder that is not an irregular transaction in the reporting period:

Approval date of the general meeting (after approval of the Company's audit committee and Board of Directors)	Nature of the transaction	Amount of the transaction	Nature of the personal interest
Approved by the Company's Board of Directors on November 27, 2014 as a transaction with a controlling shareholder that is not an irregular transaction
The Company's agreement to bring forward payments with Eurocom, according to which DBS may advance, at the supplier's request, payments that are due, or will be due, to Eurocom for orders of converters.
		Up to a total cost of USD 6 million	Section A below

The financial values of the transactions described in section 27.5.2 above, which were carried out in 2014, are as follows:

	Amounts included in the consolidated statement	Amounts included in the financial statements of DBS
	NIS million	NIS million
Expenses	27	79
Property, plant and equipment	-	67

Notes to the Consolidated Financial Statements as at December 31, 2014

A.
B Communications Ltd., the controlling shareholder of the Company, has a personal interest, since Eurocom is a related company to B Communications. Eurocom is controlled by Eurocom Communications, which is the controlling shareholder (tiered) of B Communications.

In addition, the director Shaul Elovitch has a personal interest as the controlling shareholder (tiered) in Eurocom Communications; directors Or Elovitch and Orna Elovitch-Peled have a personal interest being a relative of the controlling shareholder; the directors Amikam Shorer and Felix Cohen (who served as a director in the Company until September 9, 2014) have a personal interest being employees and/or officers in Eurocom Group companies.

B.
B Communications has a personal interest in the transaction, since as at the date of the transaction, 50.2% of the shares of DBS are held by Eurocom DBS Ltd, which is controlled by Eurocom Communications, the controlling shareholder (tiered) of B Communications.

In addition, the directors Shaul Elovitch, Or Elovitch, Orna Elovitch-Peled, Amikam Shorer, and Felix Cohen (who served as a director in the Company until September 9, 2014) have a personal interest as described in section A above.

C.
B Communications has a personal interest in the transaction, since Eurocom Cellular Communications Ltd. (a party to the transaction) is a related company to B Communications. Eurocom Cellular Communications Ltd. is controlled by Eurocom Communications, which is the controlling shareholder (linked) of B Communications.

In addition, the directors Shaul Elovitch, Or Elovitch, Orna Elovitch-Peled, Felix Cohen and Amikam Shorer have a personal interest as described in section A above.

D.
See section B above; in addition, Or Elovitch, Shaul Elovitch, Amikam Shorer, and Felix Cohen serve as directors in Space Communications (Or Elovitch serves as chairman of the board of directors of Space Communications).

E.
Eurocom Communications will provide the services of Shaul Elovitch, who will serve as executive chairman of the Board of Directors of the Company and its subsidiaries. Executive chairman services will be provided in a scope of 70% and will include: service as active chairman of the Board of Directors of the Company and all its subsidiaries; management of work interfaces with the managements of the Company and its subsidiaries; active supervision authority for the effective management and performance of the Board of Directors of the Company and its subsidiaries; management of formation of the Group's strategy (subject to approval by the Company's Board of Directors); and more

Eurocom will provide directors on its behalf, to serve on the boards of directors of the Company and the subsidiary companies, in addition to the chairman of the board of directors.

Eurocom will also provide ongoing consultation services in diverse areas, in a monthly scope of at least 45 hours of monthly consulting services, provided by Or Elovitch, Amikam Shorer, Felix Cohen and any other party set out in the agreement.

For services provided by the Eurocom Communications as described above, the Company will pay the following consideration to Eurocom Communications: (a) NIS 1.7 million per year for the participation of directors serving on behalf of the Company's controlling shareholders, as part of their membership and position as directors in the Company and/or its subsidiaries and the various committees, subject to adjustments in accordance with their number and presence in meetings; (b) NIS 3.5 million per year for the service and activities of Shaul Elovitch as active chairman of the boards of directors of the Company and its subsidiaries; (c) NIS 324 thousand per year for ongoing consultation services.

Notes to the Consolidated Financial Statements as at December 31, 2014

F.
B Communications has a personal interest in the approval of the transaction, since as at the date of the transaction, B Communications is a company controlled (indirectly) by Eurocom Communications, which is controlled by Shaul and Yosef Elovitch (linked and indirectly), who are also the controlling shareholders in Eurocom DBS, (through other companies and indirectly), which holds DBS shares.

The controlling shareholders have another personal interest arising from the fact that once DBS accepts the merger conditions, Eurocom DBS will be released from its obligation to sell its shares in DBS, which was imposed on it by the Antitrust Commissioner, as described in Note 10.1.2. To the best of the Company's knowledge, Eurocom Communications is a private company controlled by Eurocom Holdings (1979) Ltd., a private company controlled by Shaul Elovitch and his brother Yosef Elovitch.

The controlling shareholders have an additional personal interest arising from the purchase of liability insurance for directors for their service on the board of directors of DBS in the period up to the completion date of the acquisition transaction.

G.	For further information about the transactions included in section 270(4) of the Companies Law, regarding D&O insurance and indemnity, see Note 27.8 below.

27.6	Benefits for key officers

Benefits for employment of key managers, including:

	Year ended December 31
	2014		2013		2012
	No. of persons	NIS thousands	No. of persons	NIS thousands	No. of persons	NIS thousands
Salary (27.6.2)	4	7,468	4	8,078	3	7,494
Bonus:	4	5,940	4	5,302	3	5,864
Share-based payments (27.6.3)	4	(651)	4	2,578	3	(1,773)
		12,757		15,958		11,585

Notes to the Consolidated Financial Statements as at December 31, 2014

27.6.1
Key officers in the Group include the chairman of the Board of Directors (who did not receive compensation for his office), the CEO of the Company, as well as the CEOs of Pelephone and Bezeq International and the former CEO of Bezeq International. As set out in Note 27.5.2 above, in 2014, the Company paid Eurocom Communications NIS 3.5 million for the service and activity of Shaul Elovitch as active chairman of the Board of Directors of the Company and its subsidiaries. This amount is not included in the benefits described above.

27.6.2
In 2014, the changes in other provisions (which are included in the total salary) include a reduction in provisions, mainly due to the payment for the early notice and leave for the former CEO of Bezeq International, amounting to NIS 0.7 million and creation of a provision for early notice and leave of the incumbent CEO of Bezeq International, amounting to NIS 0.8 million. In 2013, the changes in other provisions (which are included in total salary) include a reduction in provisions due to the payment of the early notice and leave for the former CEO of the Company amounting to NIS 1.2 million and creation of a provision for early notice and leave of the incumbent CEO amounting to NIS 1.1 million. In 2012, changes in other provisions (which are included in total salary) are not material.

27.6.3
On December 30, 2010, the Company’s Board of Directors adopted phantom options plan. In accordance with the plan, 8 million phantom options were allocated to the former CEO of the Company and the CEO of Pelephone and the former CEO of Bezeq International. In 2014, the remaining phantom options of the former CEO of Bezeq International were forfeited and 1 million phantom options of the CEO of Pelephone remained in circulation.   The theoretical economic value as at December 31, 2011 amounts to NIS 1.1 million.

Notes to the Consolidated Financial Statements as at December 31, 2014

27.7	Benefits for directors

	Year ended December 31
	2014	2013	2012
	NIS thousands	NIS thousands	NIS thousands
Remuneration for directors who are not employed by the Company, see section 27.7.1	2,818	2,168	1,507
Number of directors receiving remuneration	6	5	4
Salary of employee-directors, see 27.7.2	1,608	1,358	850
Number of directors receiving a salary, see 27.7.2	2	2	3
Management fees to the controlling shareholder (see section 27.5.2)	5,524	5,062	4,601

27.7.1	The directors serving on the Company’s Board of Directors, except for the outside directors and the independent directors, do not receive remuneration from the Company.

27.7.2
The salary is paid to employee-directors in respect of their work in the Company and they do not receive any additional pay in respect of their service as directors in the Company. In 2012, two directors who are employees served in the Company. In 2012, the term of one of the directors ended and another director, who is an employee, was appointed in his place and he ended his term of service in February 2014. As at the approval date of the financial statements, one director who is an employee serves in the Company. Wages in 2014 include a retirement bonus for a director whose term ended.

27.8	Additional benefits for directors and officers

Approval date of the general meeting (after approval of the Company's Board of Directors)	Nature of the transaction	Amount of the transaction
March 8, 2010	Conversion of the D&O liability insurance policy to a run-off policy	-
April 13, 2011	Framework agreement for three years, as from April 14, 2011 through to April 13, 2014, for a policy to cover D&O liability in future insurance policies	The annual premium is up to USD 185,000 with an addition of up to 20%.
Approved by the Company's Board of Directors on March 13, 2013 in accordance with the relief regulations for transactions with interested parties	The Company's agreement, in accordance with the terms of the framework transaction described above, in a D&O liability insurance policy for the period up to April 13, 2014.	The scope of the cover is USD 100 million and the annual premium is USD 210,000.
Approved by the Company's Board of Directors on April 8, 2014 in accordance with the relief regulations for transactions with interested parties
The Company's engagement in a D&O insurance policy in accordance with the Company's compensation policy, which was approved by the general meeting on September 3, 2013, for the period up to April 13, 2015, including the approval of the compensation committee and Board of Directors that the terms of the agreement for officers who are controlling shareholders or their relatives are the same as those for the other officers.
The liability limit is up to USD 150 million per claim and in total for all claims in the insurance year (plus reasonable legal expenses). The annual premium is USD 234.5 thousand.
January 17, 2007	Undertaking to indemnify officers in the Company	Up to 25% of the Company’s equity at the time the indemnity is granted
October 26, 2011	Amendment to the deeds of indemnity granted to officers serving in the Company	-
November 5, 2014	Extension of the validity of the letters of undertaking for indemnification of directors who are controlling shareholders or their relatives for the period up to October 25, 2017.	-

27.8.1	For guarantees to related parties, see Note 17.3.

Notes to the Consolidated Financial Statements as at December 31, 2014

28.	Financial Instruments

28.1.	General

The Group is exposed to the following risks, arising from the use of financial instruments:

A.	Credit risk

B.	Liquidity risk

C.	Market risk (which includes currency, interest, CPI risks and other price risks)

This Note provides qualitative and quantitative information about the Group's exposure to each of the above risks, an explanation as to how the risks are managed, and the measurement processes. .

28.2.	Framework for financial risk management

The Board of Directors has overall responsibility for the Group’s financial risk management. The purpose of financial risk management in the Group is to define and monitor those risks constantly, and to minimize their possible effects arising from the exposure on the basis of assessments and expectations for parameters that affect the risks.

The Group's policy is to partially hedge, in accordance with the rules determined by the Board of Directors, the exposure arising from fluctuations in foreign exchange rates and the CPI.

28.3.	Credit risk

Management monitors the Group's exposure to credit risks on a regular basis. Cash and investments in deposits and securities are deposited in highly-rated banks.

Trade and other receivables

The Group's management regularly monitors customer debts, and the financial statements include provisions for doubtful debts which properly reflect, in the management's estimation, the loss inherent in doubtful debts. In addition, the balances of the trade receivables are widely spread.

Investments in financial assets

Any investments in securities are made in liquid, marketable and low-risk securities. Transactions involving derivatives are made with entities that have a high credit rating.

As at the reporting date, there is no material concentration of credit risks.

28.4.	Liquidity risk

The Group estimates that its liquidity risk is low.

For information about the terms of the debentures issued by Group companies and the loans received, see Note 11 above.

The following are the contractual maturities of financial liabilities, including estimated interest payments (based on known CPI and interest rates on December 31, 2014):

Notes to the Consolidated Financial Statements as at December 31, 2014

	December 31, 2014
	Carrying amount	Contractual Cash flow	First half of 2015	Second half of 2015	2016	2017 to 2019	2020 and thereafter
	NIS million

Non-derivative financial liabilities
Trade payables	664	664	664	-	-	-	-
Other payables	644	644	609	35	-	-	-
Bank loans	3,774	4,216	53	680	813	2,046	624
Debentures issued to the public	5,840	6,525	850	86	931	2,283	2,375
Debentures issued to financial institutions	473	584	63	34	27	355	105
	11,395	12,633	2,239	835	1,771	4,684	3,104

Financial liabilities for derivative instruments	110	110	16	-	18	50	26

It is not expected that the cash flows included in the analysis of the repayment dates will be materially earlier, or in amounts that are materially different. For further information about the financial covenants, see Note 11.

28.5.	Market risks

The purpose of market risk management is to manage and oversee the exposure to market risks within accepted parameters to prevent significant exposures to market risks that will influence the Group's results, liabilities and cash flow.

During the normal course of its business, the Group takes full or partial hedging action and takes into account the effects of the exposure in its considerations for determining the type of loans it takes and in managing its investment portfolio.

28.5.1
Exposure to CPI and foreign currency risks

CPI risk

Changes in the rate of inflation affect the Group's profitability and its future cash flows, mainly due to its CPI-linked liabilities. In applying a policy of minimizing the exposure to the CPI, the Group makes forward contracts against the CPI. Hedging transactions are performed against the hedged debt repayment schedules. The Company applies hedge accounting for these forward contracts.

A considerable part of these cash balances is invested in shekel deposits / monetary reserves or ETFs-deposit, which are exposed to changes in their real value as a result of a change in the rate of the CPI.

28.5.2
Foreign currency risk

The Group is exposed to foreign currency risks mainly due to payments for purchases of terminal equipment and property, plant and equipment, some of which are denominated in or linked to the USD or EUR. In addition, the Group provides services for customers and receives services from suppliers worldwide for which it is paid and it pays in foreign currency, mainly the dollar.

Notes to the Consolidated Financial Statements as at December 31, 2014

Statement of financial position in accordance with linkage basis as at December 31, 2014:

	December 31, 2014
	Unlinked	CPI-linked	In or linked to foreign currency (mainly USD)	Non-monetary balances	Total balances
	NIS million	NIS million	NIS million	NIS million	NIS million
Current assets
Cash and cash equivalents	653	-	7	-	660
Trade receivables	2,187	16	24	-	2,227
Other receivables	3	107	-	128	238
Investments	2,223	-	-	-	2,223
Inventory	-	-	-	96	96
Assets classified as held for sale	-	-	-	22	22
Non-current assets
Trade and other receivables	509	57	-	-	566
Investments, including derivatives	90	-	9	-	99
Property, plant and equipment	-	-	-	6,079	6,079
Intangible assets	-	-	-	1,793	1,793
Deferred and other expenses	-	-	-	253	253
Equity-accounted investments	-	2,181	-	(1,124)	1,057
Total assets	5,665	2,361	40	7,247	15,313
Current liabilities
Debentures, loans and borrowings	1,074	407	-	-	1,481
Employee benefits	259	-	-	-	259
Trade payables	532	-	132	-	664
Other payables, including derivatives	616	46	-	48	710
Current tax liabilities	-	600	-	-	600
Provisions	15	46	-	1	62
Non-current liabilities
Debentures	2,158	3,293	-	-	5,451
Loans	3,155	-	-	-	3,155
Provisions	69	-	-	-	69
Other liabilities, including derivatives	-	94	-	77	171
Deferred tax liabilities	-	-	-	17	17
Employee benefits	183	-	50	-	233
Total liabilities	8,061	4,486	182	143	12,872

Total exposure in the statement of financial position	(2,396)	(2,125)	(142)	7,104	2,441

Details of forward contracts
Forward contracts on CPI	(2,361)	2,361	-	-	-

Notes to the Consolidated Financial Statements as at December 31, 2014

Statement of financial position in accordance with linkage basis as at December 31, 2013:

	December 31, 2013
	Unlinked	CPI-linked	In or linked to foreign currency (mainly USD)	Non-monetary balances	Total balances
	NIS million	NIS million	NIS million	NIS million	NIS million
Current assets
Cash and cash equivalents
Trade receivables	602	-	8	-	610
Other receivables	2,607	15	29	-	2,651
Investments	36	181	-	127	344
Inventory	1,132	-	-	-	1,132
Assets classified as held for sale	-	-	-	117	117
Non-current assets	-	-	-	66	66
Trade and other receivables	614	38	-	-	652
Investments, including derivatives	69	-	12	-	81
Property, plant and equipment	-	-	-	5,973	5,973
Intangible assets	-	-	-	2,060	2,060
Deferred and other expenses	-	-	-	261	261
Equity-accounted investments	-	1,968	-	(953)	1,015
Deferred tax assets	-	-	-	60	60
Total assets	5,060	2,202	49	7,711	15,022
Current liabilities
Debentures, loans and borrowings	611	525	-	-	1,136
Employee benefits	257	-	-	-	257
Trade payables	621	-	98	-	719
Other payables, including derivatives	605	46	8	48	707
Current tax liabilities	-	523	-	-	523
Provisions	17	107	-	1	125
Non-current liabilities
Debentures	2,327	2,854	-	-	5,181
Loans	3,490	20	-	-	3,510
Provisions and other liabilities	67	11	-	74	152
Deferred tax liabilities	-	-	-	55	55
Employee benefits	189	-	45	-	234
Total liabilities	8,184	4,086	151	178	12,599

Total exposure in the statement of financial position	(3,124)	(1,884)	(102)	7,533	2,423

Details of forward contracts
Forward contracts on CPI	(2,053)	2,053	-	-	-

28.5.3	CPI In 2014, the known CPI decreased by 0.1% (in 2013, an increase of 1.91%; in 2012, an increase of 1.44%)

Notes to the Consolidated Financial Statements as at December 31, 2014

28.5.4	Interest rate risk Group is exposed to interest rate risk due to its liabilities for debt instruments bearing variable interest.

A.	Type of interest

The interest rate for the Group’s interest-bearing financial instruments at the reporting date is as follows:

	Carrying amount
	2014	2013
	NIS million	NIS million
Fixed-interest instruments
Financial assets (mainly deposits and trade receivables)	2,577	2,413
Financial liabilities (loans and debentures)	(7,697)	(7,179)
	(5,120)	(4,766)
Variable-interest instruments
Financial liabilities (loans and debentures)	(2,390)	(2,648)

B.	Fair value sensitivity analysis for fixed rate instruments

The Group’s assets and liabilities at fixed interest are not measured at fair value through profit or loss. Accordingly, a change in interest rates at the reporting date will not affect profit or loss.

C.	Sensitivity analysis of cash flow for instruments at variable interest

An increase/decrease of 1% in the interest rate at the reporting date would decrease/increase shareholders' equity and profit or loss by approximately NIS 18 million (in 2013 - approximately NIS 20 million). This analysis assumes that all other variables, in particular interest rates, remain constant.

28.6.	Cash flow hedge accounting

Cash flow hedges for CPI-linked liabilities

The Company entered into several forward contracts, as described in the table below, to reduce exposure to changes in the CPI for CPI-linked Series 5 and Series 6 Debentures. These transactions hedge specific cash flows of some of the debentures and are recognized as cash flow hedge accounting. The expiry date of these transactions complies with the repayment schedule of the relevant debentures. The fair value of the forward contracts is based on available market information (tier 2 in the fair value hierarchy)

		Number of	Nominal value	Fair value	Capital reserve
Hedged item	Repayment dates	transactions	NIS million	NIS million	NIS million

December 31, 2014

Series 5 Debentures	6.2015 to 6.2016	4	662	(35)	16
Series 6 Debentures	12.2018 to 12.2022	8	1,699	(75)	47
		12	2,361	(110)	63

December 31, 2013

Series 5 Debentures	6.2014 to 6.2016	6	1,019	(13)	4
Series 6 Debentures	12.2018 to 12.2020	5	1,034	(4)	1
		11	2,053	(17)	5

Notes to the Consolidated Financial Statements as at December 31, 2014

28.7.	Fair value

28.7.1	Financial instruments at fair value for disclosure purposes only

The table below shows the differences between the carrying amount and the fair value of financial liabilities.

The fair value of debentures issued to the public is based on their quoted closing price at the reporting date (Level 1).

The fair value of the loans and non-marketable debentures is based on the present value of future principal and interest cash flows, discounted at the rate of market interest for similar liabilities, plus the required adjustments for a risk premium or non-marketability, as at the reporting date (Level 2).

	December 31, 2014			December 31, 2013
	Carrying amount (including accrued interest)	Fair value	Discount rate (weighted average)	Carrying amount	Fair value
	NIS million	NIS million	%	NIS million	NIS million
Bank loans (unlinked)	2,112	2,292	2.27%	2,086	2,203
Debentures issued to the public (CPI-linked)	3,820	4,033	1.37%	3,132	3,347
Debentures issued to the public (unlinked)	1,335	1,426	0.85%	1,335	1,449
Debentures issued to financial institutions (unlinked)	403	467	2.55%	403	444
	7,670	8,218		6,956	7,443

28.7.2	Financial instruments measured at fair value

A.	Fair value hierarchy

When determining the fair value of an asset or liability, the Group uses observable market data as much as possible. There are three levels of fair value measurements in the fair value hierarchy that are based on the data used in the measurement, as follows:

Level 1: quoted prices (unadjusted) in active markets for identical instruments

Level 2: inputs other than quoted prices not included within Level 1 that are observable, either directly or indirectly

Level 3: inputs that are not based on observable market data

B.	Main methods used by the Group to measure fair value

1.	The fair value of investments in financial funds and ETFs is determined by reference to their average quoted selling price at the reporting date (level 1).

2.
The fair value of forward contracts on the CPI or foreign currency is based on discounting the difference between the price in the forward contact and the price of the present forward contact for the balance of the contract term until redemption, at an appropriate interest rate (level 2). The estimate is made under the assumption that a market participant takes into account the credit risks of the parties when pricing such contracts.

Notes to the Consolidated Financial Statements as at December 31, 2014

3.	The table below presents an analysis of the financial instruments measured at fair value, with details of the evaluation method.

	December 31, 2014	December 31, 2013
	NIS million	NIS million
Level 1: investment in exchange-traded funds and financial funds	1,513	1,099
Level 2: forward contracts	(110)	(25)
Level 3: investment in non-marketable shares	9	12
	1,412	1,086

28.8.	Offset of financial assets and liabilities

The Group has agreements with various communication companies to supply and receive communication services. In accordance with the agreements, each party has the right to offset the amounts due by each party. The table below presents the carrying amount of the offset balances as stated in the statement of financial position.

	December 31, 2014	December 31, 2013
	NIS million	NIS million
Trade and other receivables, gross	151	198
Offset amounts	(114)	(159)
Trade and other receivables presented in the statement of financial position	37	39
Trade payables, gross	165	206
Offset amounts	(114)	(159)
Trade and other payables presented in the statement of financial position	51	47

Notes to the Consolidated Financial Statements as at December 31, 2014

29.	Selected Condensed Data from the Financial Statements of Pelephone Communications Ltd. and Bezeq International Ltd.

29.1.	Pelephone Communications Ltd.

Data from the statement of financial position

	December 31, 2014	December 31, 2013
	NIS million	NIS million

Current assets	1,658	2,073
Non-current assets	1,883	2,053
	3,541	4,126

Current liabilities	610	1,037
Non-current liabilities	86	205
Total liabilities	696	1,242
Equity	2,845	2,884
	3,541	4,126

Selected data from the statement of income

	Year ended December 31
	2014	2013	2012
	NIS million	NIS million	NIS million

Revenues from services	2,453	2,808	3,261
Revenues from sales of terminal equipment	966	1,001	1,207
Total revenues from services and sales	3,419	3,809	4,468

Cost of services and sales	2,537	2,711	3,040

Gross profit	882	1,098	1,428
Selling and marketing expenses	309	320	422
General and administrative expenses	106	109	114
Other operating expenses	18	61	-
	433	490	536

Operating profit	449	608	892
Financing expenses (income)
Financing expenses	21	46	101
Financing income	(77)	(137)	(146)
Financing income, net	(56)	(91)	(45)

Income before income tax	505	699	937
Income tax	132	178	239
Profit for the year	373	521	698

Notes to the Consolidated Financial Statements as at December 31, 2014

29.2.	Bezeq International Ltd.

Data from the statement of financial position

	December 31, 2014	December 31, 2013
	NIS million	NIS million

Current assets	487	494
Non-current assets	730	763
	1,217	1,257

Current liabilities	313	311
Non-current liabilities	79	129
Total liabilities	392	440
Equity	825	817
	1,217	1,257

Selected data from the statement of income

	Year ended December 31
	2014	2013	2012
	NIS million	NIS million	NIS million

Revenues	1,504	1,433	1,340
Operating expenses	951	879	796
Gross profit	553	554	544

Selling and marketing expenses	209	205	209
General and administrative expenses	112	119	117
Other expenses (income), net	-	3	(1)
Operating profit	232	227	219
Financing expenses (income)
Financing expenses	18	23	18
Financing income	(9)	(9)	(10)
Financing expenses (income), net	9	14	8
Share in the profits of equity-accounted investees	1	1	1
Income before income tax	224	214	212
Income tax expenses	60	56	52
Profit for the year	164	158	160

30.	Subsequent Events

For information about the DBS merger, see Note 10.1.2.